Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Redwire Analyst Day Transcript

July 9, 2021

Bill Read, CFO, Redwire: Hello everyone and welcome to the Analyst Day for Redwire. My name is Bill Read. I am the Chief Financial Officer for Redwire, and we are very happy that you chose to spend some time with us this morning. We’re exceedingly happy to have this opportunity to introduce you to Redwire. As you may be aware, we are going through the process of becoming a public company via merger with Genesis Park Acquisition Corporation. We filed our S-4 with the SEC on Tuesday, June 6th, targeting the completion of our business combination in the third quarter of this year.

Moving to our presentation, on pages 2 to 4 we have included the usual and customary disclaimers. I am not going to review all of these disclaimers in detail, but I do request that you take some time to review these pages at your convenience. I would like to point out the disclosures on forward-looking statements on page 2. This document includes forward-looking statements within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified with the use of words such as forecasts, intend, seek, target, anticipate, believe, expect, estimate, plan, outlook, and project, and other similar expressions that predict other future similar events or trends that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of business such as Genesis Park Acquisitions Corp, Redwire, or the combined company at the completion of the business combination are based on current expectations that are subject to risk and uncertainties. A number of actions can cause actual results or outcomes to differ materially from those indicated by such forward-looking statements.

Moving onto page 5 of the presentation. I’ll give you an overview of the agenda for today’s presentation. To begin with, our Chairman and Chief Executive Officer, Pete Cannito will provide you with an executive overview. Next, our Chief Operating Officer, Andrew Rush, will dive deeper into our products and capabilities. Mike Snyder, our Chief Technology Officer, will excite you with our innovative and disruptive technologies. Al Tadros, our Chief Growth Officer is going to discuss our markets and customers. Faith Horowitz, our Chief Administrative Officer, will discuss our critical human capital and the communities that we are a part of. And I will finish up with a discussion of the financial performance and projections. With that, I’ll turn the presentation over to our Chairman and Chief Executive Officer, Mr. Pete Cannito.

Peter Cannito, Chairman and CEO, Redwire: Thanks, Bill. Alright, well I am extremely proud to introduce some of the Redwire team that are here today. As Bill said, my name in Peter Cannito, I’m the Chairman and Chief Executive Officer, and we have assembled a world-class team of executives here at Redwire, that have a really diverse group of experience, everything from start-ups to large businesses. I, myself, have 25 years plus of experience working in the aerospace and defense industry.

Redwire is the 3rd high-technology, high-growth platform that I’ve had the privilege to lead, and I’ve been working very closely with our partners at AE as an operating partner advising them on aerospace and defense mergers and acquisitions. With me today also is Andrew, Rush, our President and Chief Operating Officer. Andrew was the CEO of Made In Space, one of our critical acquisitions during the formation of Redwire. He is also a former attorney, focused on intellectual property, which is critical to Redwire, because intellectual property is one of the foundations of our strategy. He also chairs the NASA Advisory Council Regulatory and Policy Committee, which is extremely important to us, because it underscores his trust of the customer. Andrew is very well known throughout the space industry and we’re very happy to have him as part of our team.

You just heard from Bill Read, our Chief Financial Officer, he has over 30 years of experience in a variety of strategic and operational financial roles. He is the former CFO of a number of private equity-backed as well as public companies, and has extensive M&A background ranging across the whole gambit of financial integration all the way through back office experience.

We also have with us today, Mike Snyder, our Chief Technology Officer. Mike is the father of 3D printing in space. He was one of the founders of Made In Space and is very well-known throughout the industry as a technical leader, particularly in the area of advanced manufacturing on orbit.

You will also hear from today, Al Tadros, our Chief Growth Officer. Al comes to us with over 30 years of experience as a space innovator. He came to us from MAXAR, which as I pointed out in the beginning, we have a combination of both a small business startup and large business experience. And Al brings us a tremendous amount of that large business experience as we continue to grow here, and I think it’s always a good sign when you have a high-tech, high-growth company, whose head of business development also has an Undergraduate and Masters degree from an institution like MIT.

WE also have with us today, Faith Horowitz, our Chief Administrative Officer. Faith is a serial entrepreneur. She has over 30 years of experience in operations management and has started a number of different companies successfully and grown them successfully over her career.

And lastly, we have with us today, Jonathan Baliff, President, CFO and Director of Genesis Park who has just been an outstanding partner to Redwire to us as we go through our SPAC process. Jon has a tremendous amount of experience of over 30 years in aviation and infrastructure. He’s the former CFO and CEO of a public company, and it’s just been extremely empowering to have him with us with his public company experience and background helping us through this process.

The one thing I really want to point out here about this team, because I believe that it is very unique and a major competitive merger for Redwire, is the amount of experience we have in mergers and acquisitions. For a high growth company that’s in the phase of growth that we’re in, that’s highly unusual for a team with a depth of M&A experience, and in addition to our fantastic, organic growth story, that M&A experience helps us to be able to significantly accelerate growth as we execute our strategy. Moving to slide 7.

So, here’s a quick snapshot of our investment highlights. Redwire is truly unique as one of the few revenue and cash flow positive pure-play space companies with scale. We are unique among our SPAC peer group in that we are generating significant revenue and cash flow today on deployed space capability, and we also possess equal or greater breakout growth for the future. This is due to our highly differentiated heritage plus innovation strategy. We combine the proven flight heritage of a traditional space company with the disruptive innovation such as 3D printing in space of a new space startup. This positioning is directly attributable to our purpose-built approach to growing Redwire today. Moving to slide 8.

Before I jump into the presentation, I would like to highlight this image, in fact all of the images you will see throughout this presentation. It is unique amongst our presentation here that we have not put into the presentation stock images of space capability. These are actual images that you will see throughout of real Redwire capability deployed today. This photo in particular is of NASA astronaut, Shane Kimbrough, installing the second Redwire rollout solar array or ROSA product on the International Space Station. This spacewalk was conducted recently on June 25th of this year, and I can’t think of a better image to depict just how critical our products are to our customers, the nation, and humanity’s future in space. We have a bold vision, but this is not science fiction, this is happening right now.

As such, moving to the next slide, I am honored to share with you this video describing our ROSA technology.

Video Transcript: This laboratory orbiting above has redefined what it means to live and work in space. At Redwire, we build the innovations that enable success for our partners. In 2017, our team successfully showcased a first of its kind technology, called the rollout solar array structure. Strong, compact, and efficient solution for deploying the arrays on a flexible blanket without motors or complex mechanisms. Now, Redwire’s patented ROSA technology will deploy 6 Boeing solar arrays on International Space Station. Collectively these will provide an additional 120 kilowatts of power. A 20-30% boost that will power bold new science and technology demonstrations, like Redwire’s many in space manufacturing payloads for years to come.

With the Station prepped and ready, the first 2 iROSA arrays will launch aboard SpaceX’s 20 second commercial resupply mission, be installed by NASA astronauts. The remaining 4 iROSA arrays will be deployed over 2 additional missions in 2022. Because ROSA provides unparalleled highly modular power generation in an affordable compact solution, designs are in development for use on NASA’s ARTEMIS Gateway with commercial and civil missions on the lunar surface and for use in deep space in NASA’s DART mission. ROSA is just one of Redwire’s capabilities that will accelerate humanity’s expansion into space and deliver on our promise to be the mission partner of choice for those who lead the way. At Redwire, we build above.

Peter Cannito, Chairman and CEO, Redwire: Truly extraordinary, we are extremely proud of the iROSA team and our partnership with NASA and Boeing on this effort. But, iROSA is only one of many game-changing technologies that are changing the future of space and we will cover many more today. Here at Redwire, we are on a mission to accelerate humanity’s expansion into space by delivering reliable economical, and sustainable infrastructure for future generations. This is important because, with the reduction in launch cost, there is going to be an unprecedented expansion of space infrastructure in the coming decade. Moving to slide 11.

We are at the beginning of a second golden age of space, but unlike the previous space era, the new space gold rush will not just be about exploration and national prestige, but rather economic expansion. Space is the next major economic frontier and there are a number of factors driving growth in the space industry. For example, the hypercompetitive launch market is driving down the cost of point space capabilities. This is making new business models such as commercial earth observations, proliferated small satellites, and commercial space habitats that were historically not economically feasible, feasible commercial offerings in the near term. Which is exciting for us because Redwire is positioned to be a leader in infrastructure for this economic expansion.

Moving to slide 12. Let’s talk about how immense this opportunity really is. We’re not just talking about rockets, although we do offer key components to the launch community. We aren’t just talking about satellite either, although we also offer many critical solutions that will grow tremendously along with the extraordinary growth in the satellite industry. We are talking about the industrialization and commercialization of space. We’re talking about critical infrastructure that includes earth’s orbits, such as commercial habitats beyond earth’s orbits, such as cislunar and lunar structures, Mars, and throughout the entire solar system to include the sun, which will highlight a key technology in that area later in the brief and even out into deep space.

So, as you can see on this slide, this slide depicts our vision for the future of space commercialization. And each one of the Redwire logos associated with these technologies represents either a technology that we currently performing on today, or one that we are in the process of developing capability to play a critical role in in the future. Moving to slide 13.

So how does that relate directly and tangibly to Redwire and our diverse set of infrastructure solutions? In other words, what is Redwire’s role in this immense opportunity? Space infrastructure is the foundation of space commerce, similar to how terrestrial infrastructure is the foundation of terrestrial commerce. And Redwire provides the key building blocks for the future of space commerce, and in the new space gold rush, we are providing the picks and shovels. So looking at this slide, you can see on the left you have the building blocks of terrestrial commerce. These are those key infrastructure capabilities that we rely on every day in order to do our jobs such as power, computing power, reliable communications, capital equipment, manufacturing, and otherwise, and the engineering and design tools in order for us to execute our product development. Analogously, on n the right side, you have the building blocks of space commerce, self-building structures, power, navigation control and awareness with advanced compute powers in these advanced sensors, in space habitats, capital equipment, such as 3D printing for on orbit manufacturing, and the digital engineering design tools to make sure that you can build and deploy this infrastructure cost effectively.

This is how Redwire enables the future of space commerce. Think about it. The most advanced piece of space infrastructure, currently in space is the International Space Station, and Redwire is providing the power. Moving to slide 14.

So what makes Redwire so well positioned as a leader in space infrastructure? In short, what makes us different. It’s our highly differentiated heritage plus innovation strategy. We’ve assembled a purpose built company that includes the best of both traditional and new space companies. We have the proven past performance and deep relationships that provide our customers the confidence we will deliver, combined with those breakthrough innovations to fuel tremendous future growth. And as you can see from the bullets on this slide, our heritage part of our heritage plus innovation strategy includes enabling every US mission to Mars, and providing critical sensors for deep space probes that have gone to Pluto and beyond, and even providing critical capability for the GPS constellation here close here to Earth. We’re also delivering today, you saw our iROSA solar arrays that are installed on the ISS. We currently have numerous 3d printing capabilities already installed on the ISS. And we’ve been there since 2014. We’re currently building machine vision, advanced machine vision and camera systems for the Firefly lunar lander, which we’ll talk more about that later on in the presentation. And we also supply key capability to include navigation sensors for the Perseverance Mars landing and thermal software to help with the analysis for the Ingenuity helicopter.

We have delivered in the past, we are delivering in the present, and therefore we will be trusted to deliver in the future.

Next slide.

So how does all this translate into financial performance and a great investment? After all, everyone’s on this call, not because they want to be future space tourists, although I’m confident many of you secretly do, but to hear about Redwire as an investment. Well, it’s our highly differentiated heritage plus innovation that provides us a strong foundation of current revenue, cash flow and backlog that enabled sustainable growth for the long term.

I like to describe Redwire as having a blue-chip foundation with venture optionality. Our strong current performance combined with significant backlog and contract momentum fueled by a robust IP portfolio, and many one of a kind of game changing technologies accelerated by a rapidly expanding market with many tailwinds gives us the confidence that we will deliver on our five-year forecast.

Moving to slide 16.

So how do we did we create this differentiated heritage plus innovation strategy? We built it from the bottom up. Redwire is uniquely positioned as a first mover industry consolidator. Remember when I was introducing the team, how I highlighted how our M&A experience was a competitive advantage. Space is a highly fragmented market and red wire has been the buyer of choice, combining niche technology companies that provide tremendous flight heritage with new space startups with disruptive technologies. You can see the list of our seven acquisitions on this slide. And I like to use the example of Adcole Space and Made in Space to really bracket our heritage plus innovation strategy. Adcole has been operating in space for over 50 years, with sensors on over 150 plus missions throughout the solar system. Made in Space is a new space company that is changing the economics of space using 3d manufacturing on orbit. By combining these companies, we get the best of Adcole’s flight heritage with Made in Space’s disruptive technology. This is heritage plus innovation. This is blue chip Foundation, plus venture optionality. And the best thing is our successful track record of M&A has created a virtuous cycle of new acquisition opportunities. One of the things I’m most proud of about what we’ve accomplished here at Redwire is how quickly the companies have come together to form one Redwire. We are not a holding company, we go to market as a single integrated Redwire. And I’m proud to say that all of the founders of the companies that we have acquired, who were had meaningful roles in their day to day execution during the leg of their legacy companies have taken on, much like Andrew and Michael, who you’re going to hear from today, meaningful roles in the go forward Redwire, this is part of our agility. This is part of why we’re able to move so fast.

Moving to slide 17.

So as a result of our unique positioning, Redwire has emerged as a key partner across the high growth space sector. At Redwire, we believe space is a team sport. Recall how I mentioned that the reduction in launch cost has enabled new business models these new space capabilities require next generation space infrastructure, and red wire has teamed with the premier names in these new business models. These new space solutions such as Firefly, Momentus, Sierra Space Maxar and Viasat, you’re going to see through technologies throughout this entire presentation that highlight some of our efforts working with these extraordinary companies. And in addition to teaming with all these new space companies, we are of course teamed with the traditional space prime contractors such as Boeing, as you saw on our iROSA technology, Lockheed Martin, Northrop Grumman and beyond. Whether it’s civil, a civil national security or commercial opportunity in space, Redwire has a critical role to play. That’s why we like to say win space wins, Redwire wins.

Moving to slide 18. Now hopefully we agree that I’ve laid out a bold vision for Redwire, it’s time to back that up. These next few slides in the remaining portion of the presentation will provide just a few examples of how Redwire is providing the critical infrastructure for the future of space. Starting with this slide on Perseverance, as many of you much like myself watched excitedly, we are particularly proud that we had some sensor capabilities on the Perseverance and how that in partnership with NASA and JPL and the other extraordinary members of the Perseverance team, our capability has performed.

Next slide. And I’m going to go through these very quickly, because you’re going to hear a lot of detail, technical detail from Andrew and Michael, as we move forward here. But we talked about our iROSA capability, this is just an extraordinary capability. These are little largest rollout solar arrays in space, when you talk about and you go back to that slide that I show about the commercialization of space, power is so critical, and be able to bring that power in a form factor that can be deployed, launched and then deployed reliably and quickly is so important to the future of the cislunar, lunar and ultimately Mars infrastructure we currently have two iROSA capabilities now installed on station at the ISS. And four more will be delivered and installed in 2023. Next slide.

As I mentioned, we’re working with those new space companies that are our partners as we move forward to developing the next generation space infrastructure. And I want to highlight here the Firefly lunar lander, Redwire’s providing the core avionics for the Firefly lunar lander program. And this is a critical part of the Artemis program and the future of that space commercialization vision that I outlined earlier in the brief. Next slide. I mentioned we work throughout the entire solar system to include the sun. This is a example of one of our solar based capabilities, we’re very pleased to be on the solar cruiser team supporting our customer at NASA, for which we are providing an eight 8000 square foot solar sail for this critical NASA mission studying the sun. Yes, it’s 8000 square feet, I think that’s approximately, as the head of our group that runs this mission likes to say about the size of a football pitch, although he’s from the UK, so we mean soccer. I’ll translate for you out there. So the next slide, please.

And we are carrying that momentum forward. This is a slide of the next six scheduled launches for this year, in the next six months, we will have an additional six launches that we’re participating in, possibly more, I’m not going to go through each one. But the fact of the matter is, if there’s a launch going up, there’s a good chance there will be a Redwire capability on it. Now I’m going to turn it over to our president and chief operating officer, Andrew Rush, who is going to convince you that we can deliver on all these great promises that I just made. Andrew over to your folks.

Andrew Rush, President and COO, Redwire: It is just such a pleasure to be here today talking about the really amazing work that our team is doing. And that’s feeding for and making that vision that Pete was just talking about a reality, you know, this vision of accelerating humanity’s expansion in the space of commercialization of space, and really enabling the second golden age of space. But before I get into that, I want to talk about this picture right here that we have on the screen. as Pete mentioned, a lot of the interstitial images that we have are images of real deployed hardware that we at Redwire have built and have turned over to customers and operate in space. This right here is a payload that’s on the International Space Station, called the ceramic manufacturing module. This is one of several payloads demonstrating space enabled manufacturing, which is one of the key pillars of low Earth orbit commercialization and actually using space and new and interesting ways. In particular, this ceramic manufacturing module is demonstrating the proof of potential that when you take gravity out of the manufacturing equation, for certain ceramic parts, you can actually make stronger, more reliable parts for really important and expensive and high value applications such as high value rotating machinery and power turbines and the like. And we’re using the platform of the International Space Station, like many other platforms, to include small satellite buses, large data with buses and the like to demonstrate and operationalize these technologies that are driving humanity’s expansion into space. So as I mentioned a little bit earlier, we deeply believe that this is the second golden age of space. You know, we have seen what the dramatic reduction in launch costs driven by economically reusable rockets has done to be $5 billion launch industry.

And we’ve seen now the expansion of opportunity, that that reduction in launch cost represents in the proliferation of small satellites in low Earth orbit to provide telecommunications and other capabilities such as remote sensing, in low Earth orbit. And beyond, are our trusted and friends at NASA are driving forward with the Artemis program, returning humans to the moon, putting the first woman and the next man on the face of the moon. And then doing that in a sustainable way, you know, with with, with folks like China, you know, also expressing ambition there motivating almost a second Space Race to return and sustainably explore and operate on the moon surface. And of course, with this expansion of both commercial and and civil national activities in space, we have more things to protect. And we now recognize space as a contested domain. One that our colleagues in the national security sector are you know, strive to monitor and protect as necessary.

All of these are driving this expansion in space. And we at Redwire serve two critical roles here, both as a trusted mission partner enabling folks to be successful is this as we expand into space as we flow through the second Golden Age, as well as with things like our ceramic manufacturing module, opening new markets and using space and new and interesting ways. So these tailwinds are driving massive expansion in the space sector. And with these trusted technologies, that and disruptive innovations, we at Redwire are facilitating that expansion and expanding market share relative to our competitors and compatriots in this sector. If we go to the next slide, slide 24.

So this slide, I really, really like this slide, because this is really kind of the building blocks of that vision that Pete was laying out for us a little bit earlier. The what you see here on the left are our five strategic focus areas, and then on and then on the right, how they feed forward, how they feed into that future space economy, the commercialization of space. So I’m going to walk us through these, and give some detail on each and then we’ll and then we’ll go in the next couple of slides, we’ll go into some case studies, before turning it over to Mike Snyder, our chief technology officer to do more of a deep dive here.

So our first strategic focus theory here is that of space commercialization. So which I’ve kind of previewed a little bit earlier when talking about the ceramic manufacturing module.

Space commercialization here at Redwire means two things to us. First, it means leveraging space using space in new and interesting ways, like space enabled manufacturing, you know, via manufacturing, things like ceramics, ZBLAN optical fibers, and other objects that now because we have both the launch infrastructure, and the orbiting infrastructure, we’re able to consistently and reliably send materials to space, do manufacturing or processing and find those materials and those processes that when we bring those things back down to earth, they have enormous economic upside.

The other area that we’re really proud of in space commercialization is that of applying commercial approaches to human spaceflight, exploration and operations. We’re proud to support our friends at NASA, as well as private citizens and universities in their approaches and exploration and scientific endeavours in you know, on the International Space Station, and beyond, by taking a more commercial approach to enabling Human Exploration and Operations on orbit, which is really critical, because although we as a society have great ambitions in the exploration of space, we also have a check book and we need to do that in an economical and reliable way.

All of this is really important, feeding forward into this grand future of space that we envision where we have commercial space stations in low Earth orbit. We have you know, NASA astronauts and others exploring and living and working sustainably on lunar surface and one day, you know, factories, manufacturing materials in space that we use, both in space and here on Earth, ultimately, getting to thousands of people living and working in space. So this space commercialization thrust area of ours, we view as a critical pillar in supporting and delivering that vision and that part of the second golden age of space.

Next, we have our digitally engineered spacecraft thrust area.

So the way that we have traditionally in the space sector done satellite design, build and manufacture, comes in two flavors. It comes in either a very bespoke flavor that’s very expensive, takes a long time, but you get exactly what you need. Or it comes in more of a mass production, low or no customization kind of approach. You get the product faster, but, it’s kind of like the Model T approach, right? Henry Ford said, you get the model, you can have it in any color that you want, as long as it’s black. That’s really what we’ve seen in space, with spacecraft currently, this kind of mass production, no customization approach. We at Redwire are applying digital engineering techniques to satellite design, to quickly provide a tailored solution for our customers, whether it be for an entire side of you know, single satellite for a constellation, or for subsystems thereof, so that we can deliver a low non recurring engineering cost, quickly tailored solutions for our customers.

Today, we’re applying those techniques. And you know, as well as the application of more commercial off the shelf parts. And, you know, modern compute capability for a wide variety of customers that you see here on the screen. Looking forward to as our space economy goes from 6,000 satellites on orbit to 50,000, satellites or more on orbit, these kinds of approaches are going to be critical in lowering the cost and lowering the lead time of spacecraft development. So as our customers need to more rapidly respond to commercial opportunity, or rapidly respond to emerging or potential threats, this is a critical piece to that puzzle.

Our third strategic area is that of on-orbit servicing, assembly and manufacturing of satellites. This is 3D printing and robotic assembly of satellites on orbit.

Which sounds really cool. And it is.

But why do we care? The reason we care is every single satellite that we’ve ever sent to space goes up on a rocket. And rockets are awesome, they’re the reason that every four year old loves space, but they’re loud, they shake your satellite like it’s a paint cans shaker and they subject it to enormous G forces, all of which we as space sector professional have to design around and design to survive. So what we’re doing right now is we’re actually designing satellites, not really optimizing them for the space environment, but really just to survive the rocket launch. But this is where in space, 3d printing and robotic assembly come in, by building, by manufacturing, assembling satellites from piece by piece parts and raw materials that survive launch quite easily, and sending those up to space with a kind of hardened, you know, manufacturing plant, we can actually build the satellite in a way that’s optimized for the space environment, rather than just to survive launch, which means that we can deliver significantly more capability to our customer than the current state of the art for spacecraft design manufacturing and maintaining. Further, this unlocks the capabilities of servicing of satellites. Because right now, the way that we do satellites is a lot like we used to do rockets, right? They’re expendable, once they run out of fuel, or new technology comes along, we discard them. And then we put a new satellite up. Much like we’ve seen economically reusable launch vehicles change the game for the $5 billion launch industry, this technology, this on-orbit servicing assembly and manufacturing technology is going to change the game and the $20 billion satellite manufacturing sector.

That’s going to lead, as you can see in this slide, that will lead to us being able to deploy large structures that are much more capable than what we have today. And also make those self-sustaining and self-servicing, treating assets on orbit much more like infrastructure on the ground like this building that I’m sitting in right now, rather than some vehicle that you deploy use for a while and then throw away. Our fourth strategic focus area is that of advanced sensors and components. Pete hit on a lot of these, gave you a little bit of a taste of many of these things that we’re doing so far, really providing navigation components, solar arrays, deployed structures for a wide variety of missions, whether those be in low Earth orbit on small satellites, or large satellites, in geosynchronous orbit, or all the way out to the moon and beyond, in a wide variety of technologies and capabilities.

We’re extremely proud to enable missions that span the criticality of national security, Class A missions for NASA and other civil customers, and folks with incredible commercial ambition. And these technologies are critical as we again grow the space economy from 6000 satellites, and a few folks on orbit to 50,000 satellites and more folks on orbit in the coming years.

Our last strategic cluster thrust area is that of space domain awareness and resiliency. As I mentioned earlier, our economy is increasingly tied to space. And it’s critical that we maintain things like the GPS constellation, and we maintain our capabilities on orbit, both from a commercial perspective, and from a governmental perspective. Maintaining and protecting those things, knowing is half the battle. And that’s where space domain awareness comes into play. We at Redwire are proud to be providing camera systems, as well as designing next generation telescopes that can be applied to help monitor the space environment for a wide variety of customers to make sure that we have the enhanced ability to detect and intercept threats to global and national security. Next slide, please.

So as I mentioned, now walk through just a few case studies and each one of these, each one of these strategic thrust areas. So first, I’m going to talk about a program in our honor with servicing, assembly and manufacturing thruster, which sometimes I’ll call OSM. As I mentioned earlier, and as Pete also hit on, we view ourselves as really the world leader in in-space manufacturing and assembly and 3D printing and manufacturing in LEO and beyond. So there’s a few examples here that we’re going to talk about Archinaut One is going to be one of them. But these are just, these are just vignettes of the incredible disruptive nature of these technologies, and of really the brilliance that exists in our team and the ways that folks have seen of how to apply these different technologies.

So, to talk about Argonaut One. So this is a mission that we at Redwire are developing with NASA for NASA. And this is a small satellite, you know about the size of a dorm room refrigerator that will go that will launch in 2023 on a rideshare mission that SpaceX is fielding, and when it gets on orbit, it’s actually going to manufacture and assemble very large solar arrays that you see here in this picture.

Now, normally satellites that are about this dorm rooms’ refrigerator size, the solar arrays that they pop out are maybe like six feet long. But using 3D printing or robotic assembly technology, we are able to manufacture just on this on this initial demonstration mission, we’re going to manufacture and deploy structures that could support solar arrays that are 10 times larger, which means we can put five or 10 times more power on this asset. And power is really, you know, the coin of the realm in space, where we’ve been able to leverage, we as a space community, have been able to leverage modern electronics to make payloads smaller, which means that we, you know, we can make our satellites smaller. But at the end of the day, physics doesn’t really care about Moore’s law, that our ability to shrink electronics, what we need is we need more power to put through those things and for that we need larger surface area, whether we’re talking about small satellite, or very, very large assets.

So, this technology for small satellites for small satellites, for those satellites in LEO, means that we can put, you know, multiple kilowatts of power through a small satellite, versus, you know, versus the amount of power that we can put through today with the state of the art. This technology is a general solution. However, we can use the same robotic assembly and 3D printing technology to deploy large antennas or deploy larger radiators on satellites so that they can reject the heat that’s generated from all the activities that go on these assets.

Looking forward, this technology is, you know, it changes the game in a broad-based way for satellite and spacecraft manufacture and design. I talked a lot about with Argonaut small satellites. But this, as you can see here on the pictures, large structures are also more capable and more accessible with this kind of technology. Building large telescopes without human intervention is achievable as this technology matures. Now, I could talk about this for literally hours, but I’ll spare you that and we’ll go on to the next case study.

So the DART mission, this is one that this is a really cool vision that we’re really to be proud to be involved in in multiple ways. The dark mission is the double Asteroid Redirect test, it’s a NASA mission exploring the use of satellites as impactors to potentially to redirect potentially dangerous asteroids. It’s literally like a planetary protection demonstration mission. But rather than having Bruce Willis, you know, ride in some, some unobtanium, you know, space shuttle, we’re using this really, really cool satellite that’s actually going to go out beyond the orbit of the moon, and which is a very, very harsh environment from radiation perspective, from a temperature perspective. And we at Redwire, as you can see in the slide here, are providing some really critical capabilities.

First, we’re providing navigation components called star trackers, which help enable, which enable excuse me accurate navigation of this of the spacecraft from Earth to these asteroids to go, you know, find and impact the asteroid. And secondly, you can see there, this is another application of our, you know, high compaction factor rollout solar array technology, each one of those solar array openings there provides about four kilowatts of power to that spacecraft. So, and this spacecraft uses an electric propulsion technology and electric thruster that’s actually powered by the solar arrays. So, so really, we at Redwire are proud to be working with our customers and our partners here to enable this really, really cool demo that’s going out into a really, really harsh environment.

Next slide, please. So, another area that we’re really proud of, is that of our camera systems and our core avionics technologies that we have here at Redwire. We actually have a wide variety of technology here, a wide variety of assets here, a lot of which are leveraging the latest in const. you know, hardware compute and capabilities in what we call a radiation tolerant way. So applying some of the great smarts and techniques that are that our engineers and technicians have to make this technology to leverage modern electronics in these really harsh environments.

So, to two examples of how we’re doing that. The first is the camera systems and controllers on the Orion spacecraft. So for those of you that don’t know Orion, it’s super cool. It’s a human rated space capsule, spacecraft, excuse me, that’s going to take humans back to lunar orbit, and ultimately be the ride for folks to return to the moon surface, as I was talking about a little bit earlier via the Artemis program, we are actually building 11 of the 13 cameras that are external and internal cameras for this Orion spacecraft. And some of these cameras are really, really incredible. And we’re proud to be developing them and delivering them to Lockheed Martin who is the prime contractor on this. And in fact, some of them are these really mean like orbital navigation cameras, that in the event we lose comms and other navigation tools on the spacecraft, these cameras actually have the ability to take pictures of the Earth and the Moon, and determine the orientation of the spacecraft, turn the rotation of that space capsule and allow it to re-enter or bring those astronauts home safely. So, it’s a really important part of the overall mission and the contingency planning for this mission.

Another program I’d like to highlight is our involvement in the Firefly Blue Ghost Lunar Lander for the commercial lunar payload services program. So, Firefly is providing commercially of robotic lander that’s going to land on the moon. And we are, you know, we’re really tickled to be a part of their team providing both an array of cameras that are going to not only provide really great imagery on the way to the moon and on the moon, but also are part of the vision navigation system for this spacecraft. They’re actually going to help, kind of robotically using machine vision orient and pilot that spacecraft down and land on the moon surface.

We’re also providing using some of our technology, the core avionics for this spacecraft for this mission. And these are just a few of the applications of our modular camera system, product lines that we have at Redwire. I mentioned a few earlier we use systems here for space domain awareness and many other applications as well. If we go to the next case study.

So, this is another really cool application of in-space manufacturing. This is a program where we’re actually manufacturing with lunar regolith or like literally, literally moon dirt simulants. So when Old West settlers like went out to into the wilderness to build a new life with life for themselves, and they took the tools with them that enabled them to live off the land. In space it’s going to be no different. When we want to go and sustainably live and work on the moon’s surface, we will need to bring tools that enable us to use local resources. Seven years ago, we manufactured the first functional objects off the face of the planet by doing 3D printing on the International Space Station. Since that time, NASA, ISA and others have really come to recognize that manufacturing in space and particular manufacturing of lunar regolith, doing in situ resource utilization will be essential to the sustainable exploration of the moon, providing tools, fixes structures, and even maybe one day landing pads on the moon can be enabled by 3D printing with lunar regolith.

We’re proud to say that together with NASA, we’re taking an important step in making sustainable lunar operations a reality like demonstrating the ability to 3D print with a lunar regolith simulate with a moon dirt simulate on the International Space Station. This will be flying, we’re actually flying the payload that you see here in the left side of the slide to the International Space Station in early August on Indy 16, where they will demonstrate the ability to 3D print with lunar regolith simulant, which is really, as we think forward that fantastic future, that fantastic vision that Pete laid out of space commercialization industrialization, that’s going to help enable this next generation of space exploration. We go to the next slide.

We are particularly proud of our ACORN modeling and simulation product offering. This tool allows users to design test and simulate a space mission throughout the design process. Whether you’re focused on designing and delivering a large space telescope that’s based in geosynchronous orbit, a small fleet of space domain awareness assets, or an entire constellation of telecommunication satellites in low Earth orbit, ACORN enables you to model and simulate your missions at a high degree of fidelity before you cut any metal or before you procure any expensive hardware. This allows rapid and confident design iteration and customization, compared to traditional space mission design approaches. Of note, as a design matures, we’re also able to integrate components that we’ve procured into ACORN, enabling hardware and loop validation and maturation of the design. This workflow enables satellite missions to be fielded faster and be better tailored to our user’s needs.

And this is critical as customers increasingly seek high technology refresh rates and more responsiveness and lower development and deployment costs. So as we’re going again, from like 6000 satellites to 50,000 satellites in the future, these sorts of capabilities are critical to enable that to happen in a cost effective and an economical, and an economical way. Next slide, please.

So, to wrap this up a little bit here, our space customers require dependable hardware and software, these solutions really need to push the boundaries of technology in order to consistently operate and deliver for them in the harsh environment of space. This is an area that we’re proud to say we have consistently been doing for a very long time and we are proud to have this innovative technology to deliver on this fantastic future vision of space that Pete laid out for you earlier, whether it be deployable structures, rollout solar arrays, or really power but ranging from small satellites up to the small satellites, ESPA class satellites, all the way up to the very largest assets in space, like the International Space Station, we at Redwire are proud to be a trusted mission partner to a wide variety of customers.

And as our government and commercial customers continue to continue to push the envelope, continue to deploy more. We’re really excited to be continually chosen by them to be a part of their most challenging missions. So with that, I’m going to turn it over to my friend Mike Snyder, our chief technology officer who as Pete mentioned earlier, is really the godfather of in-space manufacturing, and really and literally the inventor of a wide variety of the in-space manufacturing and 3D printing technologies that I was just describing. So, Mike.

Michael Snyder, CTO, Redwire: Thank you, Andrew. So, pleasure to talk with you all. Mike Snyder CTO. Prior to this, I was the founder of Made In Space, which brings us this picture. This was actually one of our first flights. We did a parabolic aircraft about a decade ago. And we you know, I’m floating there more ways than one mentally and physically. We’re testing out hardware and that actually is the foundation of kind of everything we’re doing on the OCAM front currently in I’m going to step you through kind of IP process as well as how do we do programs in general and not jump to the building the house, but first build the foundation for the house. Next slide, please.

So, start off talking about a robust IP portfolio and how we protect things we have, we like to build multiple rope and moats around our IP castles. For our key areas, we have over 60 patents are already issued. And we have hundreds of applications going on to that. So we not only protect what’s in the near term, we also protect things that are down the road. And that’s part of our ongoing development and protection strategy that we lay out. So, we meet regularly to try to understand what’s protectable, how we protect that as well as how we develop that further to get the maximum amount of protection out of that intellectual property.

So currently, we have some seminal technology that we have patents on, including, like micro gravity manufacturing, additive manufacturing, assembly of very large structures, remote operations of those devices, and other devices, space-based manufacturing in general, as well as deployable space structures. So, kind of going on the right side there. These are among our industry firsts that we’re very proud of. And, you know, just to also say, you know, this is an abridged version of our disruptive technologies probably could talk to you about this for weeks.

So, we’re the first additive manufacturing technology operate fully in microgravity; we also are the first and only commercial manufacturing facility up there that you can call right now we can print some parts, prints some parts for you, you know, NASA calls up and they need a part for something that they don’t send up, and that that’s, that’s a fun kind of weekly thing we do. We’re the first 3D printed ceramic parts ever made off Earth, as well as optical, the first produce optical fiber manufactured in space. We’ve grown crystals for the photonic industry in space, the first to do that. Also, we’ve been working on recycling capabilities. And we’re going to be the first spacecraft that builds and assembles part of itself, which is, is pretty exciting. Next slide, please.

So, these are the three kind of broad areas that I’ll be talking about today. First, is space enabled manufacturing. That is kind of our core in terms of looking at the future because it embeds all of our heritage products as well as all this advanced technology that we’re developing. So, we’re working on things through Archinaut and other programs that are, are working on polymers, ceramics, composites, metal manufacturing of structures in space, as well as the assembly of complete subsystems and systems in space through advanced robotics with our robotic arm, as well as the software that kind of monitors and drives that process.

So, we work a lot on machine learning and machine vision. And that is great, because we can use our own Advanced Camera systems for that to assemble things in space. And we’ve proven that out in a thermal vac, which simulates the vacuum and pressure or the pressure and temperature environment of the space environment. Next thing will be in situ resource utilization, you know, how do we go from RV camping trips that you know you and I’ve been building fires using local resources to complete settlements and sustainable settlements that you don’t need resupply from Earth. And the last will be advanced materials manufacturing. And actually leverage the microgravity and thermal vacuum environment as a resource instead of designing around it and mitigating it with these payloads, we’re actually designing how to leverage them for viable products that are profitable once launch and return is considered.

So, it’s very exciting things. And on that front, we have a couple of things in the future that’s launching relatively soon, including a freezer capability, something that produces metallic super alloys. And we have continued investigations of our industrial crystallization facility and surrounding facilities. Next slide, please.

So right now, Andrew touched upon this right now with the current paradigm, you’re basically designing something that last 5, 10, sometimes 15 years has survived the first 10 minutes of its life, which is, you know, astounding. And a lot of the mass of the vehicle, the end vehicle, comes from supporting that launch environment. So, with this type of capability in terms of on-orbit manufacturing and assembly, you can actually make very large things with the same amount of mass or reduce the mass significantly of the capabilities are being launched today, which means you can make a cheaper mission, go on a cheaper launch vehicle or launch multiples of the same thing on one launch vehicle. So we like to, like think about this is you build structures in space that can’t even survive the gravity on earth. And that’s kind of how you optimize this environment. And we’re doing this through the Archinaut program as well as the Archinaut-enabled technologies, including the composite and metal structures that we’re developing internally. This also allows huge, massive things to be built, and that, once again, Andrew touched upon the power generation capabilities, but also to a communication standpoint, that that is important.

So, it really comes down to is launching raw materials, manufacturing components on earth and then assembling them. So right now, we’re working on a very basic, structure \ manufacturing capability that then makes power systems. In the future, these satellites will basically come transformers, you’ll be able to send up instructions, and they’ll be able to modify themselves, or will send a servicing vehicle to them to transform it for what they’re needed.

So, imagine a telecoms dish that no longer is serviceable for its environment in terms of what it’s looking at, on the ground, you can actually reconfigure that satellite to service a new market without actually having to launch a new asset. So with that kind of in mind, you know, you’re looking at a paradigm where you’re launching raw materials, and you can almost determine what your end mission state is as you’re having your mission. And that’s also through the digital engineering environment, we can simulate what that’s like without ever having a test on the ground, and then implement it on orbit eventually, which is pretty exciting. Next slide, please.

So, this kind of all builds upon a foundational heritage of hardware. So once again, we didn’t just start to build the house, we built the foundation through technologies that are feasible and functional on orbit today. So we started with additive manufacturing and really advanced that capability quite substantially. We do, then we progressed to vacuum manufacturing with the same hardware we’re using with our additive manufacturing facility. And then with subsets of that hardware, we started building extended structures.

So, we kind of went from A to C through a logical technological path, which enabled us to do this in an affordable sense and in a timely manner simultaneously. So then we start building up our capabilities for robotic assembly. So, we tested out a thermal vac environment, using our machine vision and our learning algorithms to take parts that were that were manufactured, and put them together. So what does that enable? Well, in the near term, you’re talking about things like our Optimus SCI project, which is a long interferometer that space based. So right now, you know, that that for astronomy, you could take pictures of exoplanets when the baseline gets long enough. And that’s pretty exciting. Even one pixel of an exoplanet can give us an amazing amount of data. Similarly, you can turn it back and look at things on earth pretty with pretty high angular resolution. And Archinaut is an example of how we integrate our current heritage when it comes to solar arrays with the future of a senate structures. So right now we have, you know, solar array offerings from small sats all the way up to the International Space Station. And with Archinaut enabled technologies with that heritage, now we’re talking about any system you can think of, to come including enabling space of solar electric propulsion in space, which is been exciting want that the the engineering community has been wanting for some time now. And then next gen, you’re talking you know, kilometer scale structures, very large things that right now, in terms of space world it’s not really even a conception for most programs. We can build large reflectors to increase gain on assets. Another thing that could build is orbital base stations, which imagine the satellite they used to put the payload up in, there’s already a structure to stabilize it and power it, and communicate to the ground with it. So the satellite payload is all of being plugged in. And that’s, you can do these, these large structures.

And then also the next generation defense satellites. So building things that are on an on demand environment where it could be the mission could be changing regularly due to an adversary, and sending the instructions having to modify on the go. And that’s kind of what we mean by that. Next slide, please.

So, this is kind of a fun one, because to get to that fanciful future where we’re building humongous things, you know, you don’t want to launch it all. Currently, we take everything with us, and including raw materials, and we manufacture that way. And in terms of man’s human missions, we take everything we need with us and all the contingency supplies you need as well. So eventually, we need to get to what we actually have on Earth where if you need something you use the resources around us. There’s no drop ship in space sending things across the country, or even interplanetary. So, you need to get to a point where we’re building everything in situ, taking local resources refining them and that includes building supplies as well as human consumables like oxygen.

So, right now we’re working on this awesome thing on the ISS, which is taking Regolith simula, which is basically mechanical analogues to what’s up there on the moon. Al Roker was stepping in and a couple months ago at NASA Glenn, and we use that with the binder and basically build up structures to prove its impact in space, because things change between a one G environment and on the moon’s a one six environment. So, if we test out in a one, zero G environment, we kind of have the lay of the land on what could happen.

So, this is kind of proven out this technology, which we want to eventually use for these great possibilities tomorrow, which is, you know, near term building landing pads structures for bases, and key structural elements inside the basis. Down the road, you know, we want to, we want to build a self-replicating system. So, we want to have von Neumann machines going out there, collecting resources rebuilding themselves, because you have that capability, you can build anything.

Obviously, that is not our near-term objective. You know, we’re far away from the Star Trek replicator also. But we know we’re building a pathway to eventually get there and doing it and in ways that people actually are demanding the technology for their missions currently. So and another thing is, is eventually, you won’t we actually need to send anything besides data for these missions, which is pretty exciting. Next slide, please.

So right now, just want to touch upon these two payloads. So these, we identified a lot of product areas that we think are profitable through processing in microgravity. ZBLAN was the first so it’s an optical fiber that reacts differently when it’s formed in in microgravity than it does on earth. And it’s been proven to react differently.

So, we’ve produced that we’ve launched this payload several times, we’ve gotten awesome amounts of data. And we’re stepping through from where we’re at now with understanding the basic principles of the fiber polling process in microgravity to eventually building full mechanized autonomous facilities up there that will just bill, that will pull fiber and then send it back down. But we have to understand the how to get there in order to minimize the risk as well as maximize the fidelity of the product. So that’s kind of what we’re doing there. We’re also building photonic crystals on the industrial crystallization facility. We’ve finished our first round that’s coming back soon.

So, we’ve produced that we’ve launched this payload several times, we’ve gotten awesome amounts of data. And we’re stepping through from where we are at now with found understand the basic principles of the fiber polling process in microgravity to eventually building full mechanized autonomous facilities up there, that will just build – will pull fiber and then send it back down. But we have to understand the how to get there in order to minimize the risk as well as maximize the fidelity of the product. So that’s kind of what we’re doing there. We’re also building photonic crystals on the industrial crystal crystallization facility, we’ve finished our first round that’s coming back soon.

So, we’ll have some cool results. And based on the images, we’ll have some cool results. And we’re going to watch that several times with different materials to see how they form. So, there’s definitely some areas there, where we identified some interesting materials and how they’re affected by the microgravity environment. Also, we’ve also launched our advanced ceramic facility which has come back and, we’ve shown that it does change the processes and in microgravity in a positive way.

And we’re going to launch that, again, to further develop that product, which can be used for our initial product that we’re developing is for turbines, which can be used for aircraft power generation, and, you know, just regular engines. So it’s a very exciting facility. And, you know, we’re also launching our superalloys facility this year, which will do the metal version of this and focus on those type of materials. So, with that, I will pass it over next slide to Al Tadros. To go over who we serve.

Al Tadros, CGO, Redwire: Great. Thanks, Mike. Appreciate that. Good morning. I’m Al Tedros, Chief growth officer at Redwire and I’m very excited to be part of the Redwire team sharing our story with you today. This cover shows NASA’s Parker Solar Probe being lowered into a thermal vacuum chamber. This is the first ever mission to touch the sun, flying through its atmosphere multiple times. Redwire provided the unique sun sensor that helped navigate this mission to the sun. So we’re extremely proud of what we do and passionate about our customers and our missions that we serve. I have 30 years of industry experience through SSL and Maxar, including 10 years as Vice President for US government business development there, growing the new business pipeline. So, I was thrilled to join Redwire last year as chief growth officer to organize and equip the business development, Government Relations and Marcom team for the rapid and sustainable growth that you’re hearing about here today.

But next chart please. So let me talk about serving our large and growing market, as you’ve heard multiple times in multiple forms, you know, the space market is sized at about $420 billion as of 2019. And expected to growth to $2 trillion plus by 2040. This is across multiple markets. One of the catalysts for this growth is a significant reduction in launch costs, as well as the increased options in small and large launch vehicles and frequency of access to space. Simply transport to space is becoming more available now to more missions, and that enables missions, not just the existing missions.

So this, this is one of the catalysts for the rapid growth that that we’re seeing. Redwire is fortunate to be serving commercial communications and Earth observation missions with antennas and attitude control sensors. We’re supporting human space flight missions with cameras and related equipment that of course, has to be human safety rated. We provide mission critical payload adapters for a variety of launch vehicles. We’re a trusted mission partner for national security missions, including large deployable booms and structures.

One example is the large ROSA solar arrays that you saw earlier. So, part of – also part of our customer set, we’re serving NASA and other space civil space missions with critical technologies like the advanced deployable solar array. And we’re working with internationals and commercial markets to deploy robotics, which are enabling more missions. So we’re well embedded in and proven partner across all these markets. Also, across all these markets, we are developing significant and unique innovations like Mike just described, including in space assembly, servicing and manufacturing, like 3d printing. much of these developments are in partnership with and funded by our customers.

So, we have the benefit of working with our customers to develop their next generation technologies and then deploy them in operational environment. Again, with a reduced costs and more frequent access to space, we’re really excited by the new missions and services our customers are funding and deploying. Redwire is well positioned in the highest growth verticals of these markets, like OSAM, innovative solar arrays for high power and volume efficient packaging, and small satellites. So, we serve whether it’s high power habitats or proliferated small, you know, satellite constellations, we’re able to enable and serve those markets. Next chart.

We’re proud to have diversified base of current blue chip customers with significant mission histories and growing mission needs. We do trusted work with the US government, and have facilities and staff to do classified work across multiple locations. We have tremendous civil space footprint in working with some of the world’s leading scientists and across amazing missions to explore the solar system, sustain human presence in low Earth orbit, employ space enabled manufacturing. We have years of experience delivering and operating payloads on the International Space Station. And we’re translating that experience to support humanity’s expansion in space through NASA’s Commercial Leo destination and Artemis programs as an example. Similarly, Redwire has been serving the commercial space market and understands their cost structure and schedule critical mission development.

We understand the commercial space environment is different than government funded and government led space programs. And we’ve demonstrated our ability to serve that market. And it’s an exciting example we’re providing our cameras processing and machine vision for autonomous navigation obstacle avoidance for the Firefly and lunar lander mission. This is a contract vehicle that NASA put out called clips or Commercial Lunar Payload Services that delivers NASA payloads to the surface of the moon. NASA is not directing the design and development of these landers.

They pay for the service of the payload delivery and we’re fortunate to be part of Firefly’s team in delivering a hugely technical and hugely capable navigation and landing system. Again, we enjoy long term relationships across government and commercial space sectors with on orbit successes, which is so Critical in this industry. Next chart. Our growth pillars includes a platform approach, where we cross pollinate between legacy business units. And we are able to continue doing so as we grow through acquisitions. Ours is a very technical and relationship driven industry. As you’ve all probably know, understanding the technologies and how they serve our customers is critical. We maintain the BD talent at the business unit level, while using a small core business development team across Redwire to coordinate, execute on large efforts, pursuits, combining capabilities from across business units. So, we sustain the growth that the businesses were already on.

And then we combine them with other business units that on, you know, targeted opportunities, and we’re able to serve our customers that even a larger scale. Our extensive heritage and our extraordinary innovation are the engine of our organic growth. So, we don’t rest on our laurels. We have extensive heritage, but we understand the industry moves and moves rapidly – new services missions, and we’re part of that equation were thought leaders were technology developers, and we’re great mission partners. We’ve staffed our growth team with industry leaders like Dean Bellamy, who’s a demonstrated industry leader in DLT, and intelligence community.

He’s our Executive Vice President for national security space. Dean is a retired colonel from the US Air Force and came to us from Peraton where he was vice president for state space strategy and lead to growth in the US government business, their tremendous Patriot, and, and colleague and friend. Similarly, we had the pleasure of bringing Mike Gold on as Executive Vice President for our civil space and external affairs. Mike came to us from NASA where he was Associate Administrator for Space Policy and Partnerships. Previously, Mike was before he went to NASA, he was that he was the vice president for civil space at Maxar and help the growth there. And that’s where I got to know him. Again, this is a relationship business both with customers, but also with colleagues and, and partners. So a tremendous team very experienced team that’s both forming the organization, the business development organization, but also accelerating the growth as we acquire and grow.

Finally, as you’ve seen, we’re rapidly growing through acquisitions of leading entrepreneurial companies. A key reason we are attractive to established, incredible small space companies is the team that we have assembled with our wealth of industry leaders, across the businesses that we acquire, that we’ve already acquired, we’re able to attract and collaborate with founders of other businesses who are aligned and want to join our exciting company. So this is a combination of great elements for growth. Next chart.

So, our approach to continuing a market leading growth. First, we have a solid foundation of $280 million in backlog. Bill will go over the financials later. But for business growth, this meant means we have customers that trust us and depend on us. This is a proof – This is proven momentum we are spring boarding off. Nothing helps new business-like new business. We’re focused on imminent and large-scale space programs. The US government is the number one customer across the globe. And we understand and have a close finger on the pulse of where large programs are going. Whether it’s proliferated Leo, by the DOD space development agency, or NASA’s Artemis program, we have a strong and enabling role with our customers. We are also thought leaders and innovators.

As you’ve heard, we’re developing new technologies. As you’ve heard from Mike Snyder and Andrew, we’re, you know, developing new technologies that will accelerate our customers new architectures. So, the future is not just the services and missions that we’ve seen, but the new missions that that we’ll be able to work with our customers to enable. Finally, this growth, this is growth was started and continues through acquisitions. For Redwire, it’s exceedingly exciting to be leading a growth team that is regularly adding new talent and technology. We’re structured to both acquire new businesses and to integrate them efficiently into our platform.

We’ve demonstrated the speed with which we can grow through the seven acquisitions over the last dozen months or so. And in this way, it’s hugely exciting to be talking with likeminded colleagues and friends, as we discuss the potential to acquire and to bring them on board. All this combined supports our financial growth and trajectory, which Bill will detail shortly. next chart. So along with our solid $280 million in backlog, we have a robust pipeline. I wanted to share, so, across our pipeline, we have over $170 million in submitted bids that are currently in evaluation by our customers, that’s over $170 million in that category, another $50 plus million. In bid process, now we’re writing the proposal and bids to our customers, and that are being submitted shortly.

So combined, we have over $500 million in total backlog and near-term revenue potential in our pipeline. Beyond that, in early leads, and qualified and early capture, we have a tremendous pipeline across the customer sets that we’ve described. So with that, hopefully, that describes some of our org structure our plans for growth and our method of growing and I’ll hand the floor over here to faith. Horowitz, our CAO.

Faith Horowitz, CAO, Redwire: Thanks. So good morning, everyone. I’m Faith Horowitz, the Redwire chief administrative officer. as Pete said, I have over 30 years of business management experience. And over these years, I’ve been part of the management teams of several high-tech startups that we grew to successful businesses. In 2007, I founded my own company and sold it 11 years later to Polaris Alpha, where Pete was the CEO, which is where I first had the pleasure of working with him. And now I’m pleased to be bringing my management experience to the exceptional team at Redwire.

Now, I want to take a moment to point out to you the picture on this slide. It is a picture of some of our amazing engineers manufacturing team members in Goleta, California, standing in front of the iROSA solar arrays before it was being packed for launch to the International Space Station. I know you can’t tell because their faces are all covered with masks, but I can assure you they’re very proud of their accomplishment.

So throughout my career, I’ve worked with smart and talented people like the ones you see in this picture, finding them hiring them, motivating them, rewarding them and retaining them. They’ve been reason for the success of my companies over the years, and they’re definitely the reason for Redwire’s success. Redwire is a company of entrepreneurs and innovators. And the focus of our people programs is to allow them to succeed at doing what they do best, accelerating humanity’s expansion into space. Next slide, please.

So this slide gives you a sense of the technical talent that we have throughout the red wire organization. We have a highly educated workforce with a high percentage of advanced degrees. And as you can see on the right, our workforce is also highly technical. 82% of the workforce is in operations and engineering, with specialties in aerospace, mechanical and electrical, thermal and software engineering, and in high tech manufacturing. To maintain that technical cutting edge, we partner with local universities on teaming and joint research.

We also support space-based fellowships to further reach our target recruitment pool such as the ZED factor fellowship, the Brooke Owens fellowship and the Matthew Isakowitz fellowship. These fellowships provide access to highly qualified Colington College interns, as well as allowing us to focus on recruiting women and diversity candidates. Next slide, please. So Redwire is committed to attracting and retaining top technical talent, we do have an advantage because Redwire offers exciting opportunities to work in a cutting-edge field that holds the promise of humanity’s future in space. These factors contribute to making Redwire and employer of choice in the space industry.

To reinforce this commitment to attracting top talent, Redwire has established highly competitive compensation bonus and benefits programs. But other factors that attract our talent include professional development and opportunities for continued education. At Redwire, we’re intensely aware of the need to grow our workforce. We have built a strong recruiting function that has resulted in 140 hires in the first half of 2021. And because you can start building an educated talent pool too young Redwire is also a great In local programs to support STEM education. You can see some examples of our involvement listed here in the bottom of the slide. Specifically supporting school districts, Community College, and university programs in space.

One of my favorites is the fact that red wire space is the primary sponsor of the Colorado aerospace STEM magazine, which is sent to over 55,000 thousand K to 12 students, educators and school administrators in the Colorado School System. Next slide, please. So, one of the reasons Redwire is able to build a national recruiting effort is that we have offices located throughout the country. As you can see here, we have a total of 225,000 square feet in our facility portfolio with offices located near key customer and university sites.

As you know, our headquarters is in Jacksonville, Florida, along the Space Coast. We also have four offices in the Colorado space corridor, primarily in Denver, and the Denver boulder area. We are also located outside of Boston and Marlborough, Massachusetts. And we have offices in Albuquerque, Huntsville, and Southern California. And just to make sure we’ve covered all the time zones, we have an office in Luxembourg, where we work with the European Space Station as well. Next slide please.

And as I showed you in the last slide, Redwire has 225,000 square feet in facilities nationwide. But it’s not just offices and cubicles. Redwire is invested significantly in the facilities and the equipment that supports our design and manufacturing technologies. Pictured here you can see some of the labs that we have located across the country, and highlights of some of our key capabilities.

These include a three-story high bay for solar array production, class 100,000, 10,000, and 1000 rated clean rooms, robotic slabs, we have custom divine design solar simulators to design our products for deep space exploration. We have environmental test capabilities to harden equipment for operating in space, and highly specific 3d printing, as you’ve definitely heard from Michael Snyder, five of our facilities are AS9100 certified, which as you know, is the quality assurance standard for aviation space and defense. And we even have a communication control center that allows red wire to communicate directly and visually with the International Space Station.

Next slide. And now to bring it all home, we have bill Reed, our CFO who will make you sit up in your seats with his dynamic financial presentation.

Bill Read, CFO, Redwire: Thank you very, as mentioned previously, my name is Bill Read, and I’m the Chief Financial Officer of Redwire. The picture that’s shown on the presentation here is that of our advanced manufacturing facility that both Andrew and Mike spoke about earlier. This facility has manufactured over 200 parts for the International Space Station over the last decade, and continues to build parts on a regular basis for our astronauts in space. I’m really fortunate to have the opportunity to work with this team of individuals. They are an exceptional group. And I think they did an amazing job of telling you what we do and how we are changing space. And why Redwire will win as space wins. I’m going to do my best to try to pull it all together for you and walk through some of the key items in our financial projections. Next slide please. On slide 50, I’m going to cover some of our business model highlights. We see Redwire as truly unique in emerging growth space companies in that we have that flight heritage that Pete talked about. We have a history, a revenue generation and have significant growth. We are profitable today and we are cashflow positive today.

We are mission critical technology that’s currently supporting increasingly larger and larger major programs across a broad customer base of civil defense and commercial marketplaces. Because of our broad market acceptance and customer relationships, were largely winner agnostic and are extremely well positioned to team with program integrators on very large major programs. Page 51, please. This page brings the uniqueness of Redwire home and reiterates the points that many of our team members brought to brought up earlier. Our five-year projection is based upon a robust $23 billion pipeline of several hundred uniquely identified opportunities that have been factored based upon our estimates of the probability of our ability to meet the program requirements, the likelihood that the program will move forward and our ability to capture that work.

As an example, our $1.4 billion revenue projection for 2025, is underpinned by an $11.4 billion, unfettered pipeline of opportunities. To reiterate, we’re profitable today, we are cashflow positive today, we believe space is going to be a winning platform. And therefore, we believe we will win when space wins. We have a breakout growth story and it’s underpinned by a real strong, visible and growing opportunity pipeline that Al talk about. As a reminder, these projections are purely organic, they do not include any assumptions for future M&A.

Next page. As Al mentioned, we have an exceedingly strong backlog to work from. We are unique relative to our other new space companies that are coming out today. We have that flight heritage, we have an existing revenue stream, and we are profitable today and cash flow positive today. We have a strong foundational backlog to fuel or exponential growth as we progress to a $1.4 billion revenue company with 250 million EBITDA by 2025. We define total backlog as the sum of contracted backlog, contracts currently under negotiations, and additional amounts required to complete active program scope in excess of the currently contracted amounts. We have only disclosed our contracted backlog in our previous filings, which represents the future amount of revenue to be recognized in awarded contract amounts in hand.

That’s the $158 million amount represented in red on this chart. The strong level of total backlog gives us a great deal of conservative confidence in our future revenue projections. Slide 53, please. Again, emphasizing the uniqueness of Redwire, we aren’t a one trick pony. We have a broad breadth of enabling technologies that allow us to be that picks and shovels company that Pete talked about, that’s going to support this new space gold rush. We are projecting our revenue to grow from $163 million today to $1.4 billion in 2025.

As pointed out by the team, we have a broad portfolio of enabling technologies required for the missions today. Al mentioned that we have an excess of $500 million of revenue visibility for the next several years. And that’s driven by a combination of our total backlog of programs, and programs that we are bidding on or our customers are of currently evaluating the bids that we’ve already submitted. These opportunities that we’re executing on today and that we are working on include but aren’t limited to: many applications of our patented rollout of solar arrays, camera systems that Andrew spoke about on the Orion and other spacecraft, lunar lander control systems, and many other opportunities.

The combination of our various technologies is dramatically expanding our involvement in large major new programs, including many opportunities within the Artemis program. The return to the moon, the return to voyages to Mars, digitally engineered constellations. As we see the population of satellites in space growing from around 6000 today to a projection of more than 50,000 over the next 10 years. And we believe we were uniquely situated to be a key player in the new national defense space architecture. As Mike discussed, we are a leader in disruptive 3d printing and advanced robotics technologies that are creating new markets in space and beyond. These include ocm manufacturing in space for both Earth and Space and space as a service and lunar infrastructure.

The $1.4 billion, as I mentioned does not include any assumptions for M&A. However, we do see additional opportunities for significant growth coming from strategic investments, both internally and through focused and responsible mergers and acquisition activity. Next slide, please slide 54. As we’ve mentioned, Redwire is profitable today. But we see a multitude of opportunities to grow our margins going forward. We have assembled a world class management team with decades of experience in both public and private companies.

Many of us have made our bread and butter by making good companies great. By applying this management know-how and experience to several businesses that have been small, family owned and limited in resources. We open up nearly unlimited possibilities to improve pricing, program management and contract negotiations. Many of our businesses are moving from historically R&D and proof of concept programs to real world repetitive applications of the concepts with stronger margins. We believe that Redwire is a one plus one equals three, four, five or more type organization. As we bring these diverse, enabling technologies together as a One Redwire offering, our value to the customer base expands exponentially, and opens up program opportunities that any of the individual predecessor companies could never have attacked on their own. There’s an old saying that volume solves all problems. That may be a little bit of an overstatement. But it’s definitely true that Redwire has excess capacity today. We have invested heavily in overhead and corporate G&A early including the requirements to be a public company so that we can leverage our growing revenue to grow without growing our fixed and semi fixed overhead structure and yield improving margins as we move forward.

These economies of scale will apply to both the utilization of our fixed plants and the leveraging of overhead and G&A. Finally, our various parts historically have relied heavily on third party subcontractors for specialty engineering, testing and for legitimacy on larger contracts. As a combined Redwire, we have many of these capabilities in house today. We are starting to keep that subcontract profit at home and grow our margins. Slide 55. Our pro forma Q1 results are in line with our expectations and demonstrate the continuing growth of Redwire.

Pro forma revenues are up 27% compared to the same quarter for the prior year. We expect increasing revenues throughout the year. They’re expected to leverage our relatively fixed operating expenses and drive improving margins throughout the year. I will note that our pro forma results include the acquisitions of Oakman and Deployable Space Systems as if they were part of Redwire as of January 1 of this year, and for the comparable period 2020. That yields a variance between our pro forma numbers of 36 million for revenue versus our GAAP numbers of a little under 32 million for the first quarter of ‘21. And with that, I will turn the presentation over back to Mr. Cannito for closing comments.

Peter Cannito, Chairman and CEO, Redwire: Thank you, Bill. Alright, well, that concludes the prepared portion of our presentation today. I’m very grateful to all you for attending. I will leave you with these investment highlights. We’re a pure play space investment company with scale. And as I hope we demonstrated today, we are at just the beginning of a historical economic expansion in space. And with our heritage plus innovation strategy, Redwire is extremely well positioned to grow along with the space industry juggernaut that will unfold over the next decade and beyond.

We’re very proud of what we’re doing. Hopefully the passion was conveyed. The one thing that unfortunately you cannot convey in a set of slides is the passion and commitment that the Redwire employees bring to work with them every single day. We’re constantly humbled by the extraordinary work that they are delivering. We’re honored with the just critical missions that our customers entrust with us and, and humbled by the extraordinary work that’s happening in space right now. We’re very committed. But we like to have fun too, and we are developing as a young company, a really extraordinary culture. And that’s a big part of who we are today, and who we are in the future.

And we are confident that we will play a critical role in the future of space. Because we are delivering today and we have been delivering in the past since the very beginning. So with that, I’ll turn it back over to our team here. And Mr. Jonathan Baliff. From our partnership at Genesis Park is going to handle the Q&A.

Jonathan Baliff, President, CFO and Director, Genesis Park: Thank you, Pete.

So we have been receiving questions over the website, I want to remind everybody that you can submit your questions. Currently, we do have a significant number, Pete and the rest of the team. I will be a bit of the emcee in reading those questions, to the team. I will try to get at least one to maybe one follow up question, and then try to get through as many different individual retail investors, but also a number of our institutional and sell side investors also. And with that, let’s begin. We’re going to begin with a retail investor, Ryan Cohen, asks, “What do you see as your role in the continued adoption of commercial space stations from companies like Axiom Space, Sierra Space, and Nanoracks?”

Peter Cannito, Chairman and CEO, Redwire: Great, well, thank you for that question. I love that we’re starting with a technical question. We’re extraordinarily excited about what’s happening in commercial space station with the companies you’ve mentioned, you hopefully have seen the press release that our partner Sierra Space put out about the MOU between Sierra Space and Redwire. We believe that Redwire has the critical capability that is going to populate virtually any commercial space station is deployed. We do provide that critical infrastructure for the space stations themselves.

But in addition to that, when you think back to some of the technologies that Andrew talked about, when you think about the extraordinary technologies that Mike Snyder laid out, these are the things that give people a commercial purpose for being in space. So we’re very excited about anybody that wants to put up a commercial space station, because we’re confident that they will be populated with Redwire payloads to include our on orbit, advanced manufacturing, 3d printing, whether it be ceramics, fiber optics, metals, or whatever, commercial space stations are a huge tailwind for us. And we look forward to partnering with all those organizations that were mentioned. Andrew, is there anything you’d like to add to that?

Andrew Rush, President and COO, Redwire: Yeah, I mean, I think you really hit the nail on the head. There’s probably three general ways that we view us as players and involvement in that. First is just the full throated support for these folks, right? What Faith is doing at Sierra Space, what Mike Suffredini is doing at Axiom, what Jeff Manber doing with Nanoracks, it’s awesome.

The second is that we are excited to be a trusted mission partner, to these folks and provide, you know, whether it be power systems, avionics, or other engineering support, you know, we want to help field these capabilities. That third is providing that capital equipment, providing the things that go inside and are used and fill these, you know, these kind of industrial parks in space. That, we view ourselves as, you know, really, really synergistic there. On a more personal note, longer term, I hope to take a vacation to these places in the future, because that’s another really critical part is, you know, the expansion of folks going to space and living and working in space.

Peter Cannito, Chairman and CEO, Redwire: Excellent. Yeah, space is truly a team sport. And when these guys win, we believe Redwire will win with them. So thank you for that question. Jonathan. back over to you.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Next question from Austin Moeller of Canaccord Genuity. Can you compare and contrast the capabilities of your Archinaut with the Northrop Grumman NEV?

Peter Cannito, Chairman and CEO, Redwire: Okay, that’s a good question. I’m going to turn that one over to Andrew.

Andrew Rush, President and COO, Redwire: Yeah, NEV is a really, really amazing vehicle. It’s a servicer vehicle. The first vehicles that have gone up, they maneuver up to an asset and they kind of harpoon and dock with it, and then provide almost like a booster pack that provides navigation and control for these assets to extend their lives where maybe they’re close to running out of fuel and continue to operate, which is, you know, it’s really that definitive demonstration of servicing on a larger scale. Archinaut you know, contrast that with Archinaut, which is more focusing on the actual manufacturing and initial deployment of assets on orbit. So rather than taking an asset, that was, you know, optimized to survive launch, and then deploy and then extending the life of that, Archinaut is more focused on that assembly and manufacturing aspect of optimizing for the space environment. There are a lot of really interesting ways that we are, you know, again, we’re synergistic and you know, space as a team sport, but we can work together, you know, in the future as servicing capabilities are become more advanced, the 3d printing, manufacturing reconfiguration, assembly capabilities that we are developing and demonstrating with Archinaut, and our broader OSAM portfolio, you know, fit hand in glove with a servicing architecture, like Northrop Grumman space logistics entity is now you know, taking those first steps doing that crawl, walk, run with NEV.

Peter Cannito, Chairman and CEO, Redwire: Yeah, that’s great. I totally agree. There’s a vibrant, emerging on orbit servicing capability, that Redwire is a critical part of, we see the continued maintenance and sustainment of these on orbit constellations as a big part of where 3d printing can play a role, as Andrew said. And in addition to that, our capabilities such as the robotic arm that we’ve had, developing is a key piece of infrastructure that a lot of these capabilities, like the NEV, like the work, great work that our partner Momentus is doing, who selected our robot arm as part of their in service, space capability, that we have those assets that are going to help enable that too, and be a big player in that rapidly growing field. Thank you.

Jonathan Baliff, President, CFO and Director, Genesis Park: : We’re going to let Austin have one more follow up here. Can you describe what portion of the iROSA is built by Redwire versus the prime contractor Boeing?

Peter Cannito, Chairman and CEO, Redwire: That’s a great question. So the entire mechanism, the iROSA wing itself, is built by Redwire, but I’ll let Andrew talk to the details of those mechanisms and how we build it.

Andrew Rush, President and COO, Redwire: Yeah, absolutely. So the core ROSA technology, that core rollout, solar array technology is Redwire’s, patented, you know, developed technology. And so not only on iROSA, but on missions, like Dart on Ovzon 3 and other missions that we’re working with customers on that core solar array technology is our intellectual property, and is, you know, built and integrated, in our really, really cool facilities in Goleta, California. We naturally in working with customers that have a broader mission, their parts that they do that, that we integrate with. And so, you know, our teams work really, really closely on iROSA with them. You know, it’s really, you know, almost an evangelist fashion, right. Like that mission is a mission that we together with Boeing, we’re proud to and continue to be proud to deliver for our ultimate NASA customer. You know, their parts, like the kind of adapter structure that, you know, Boeing, and their just incredible experiences as the prime contractor for the ISS, they built and made sure what’s going to be safe for the astronauts. And then we like I said, you know, integrated the larger arrays and actually faced with a great picture of it with the team. They’re standing in front of it in our facility.

Peter Cannito, Chairman and CEO, Redwire: Excellent. Yeah, absolutely. The partnership with Boeing has been really great. And our customer, NASA as well, again, nobody can go it alone totally in space. Jonathan?

Jonathan Baliff, President, CFO and Director, Genesis Park: : Great. Let’s go to Greg Conrad of Jefferies. When you think about the different strategic areas for Redwire, are there any specific elements that stand out as growth leaders?

Peter Cannito, Chairman and CEO, Redwire: Excellent question. So clearly, the five strategic focus areas that Andrew highlighted in the briefing is an important part of where we are, but the portfolio effect of our technology is equally important. I like to say as I said in the brief, that we have a blue-chip foundation with venture optionality, things like the iROSA technology, things like our machine vision capability, our digital engineering, our in space manufacturing. These are all that venture optionality that gives us the opportunity for extraordinary above market breakout growth. However, we’re not dependent on any single one. And that’s important to our strategy. We’re here to operate in space for the long term. And that means continuing to innovate and continuing to work through all the fast-moving growth streams, if you will, in faith, or in space. So although we do have those five strategic focus areas where we’re putting a large portion of our time and money, in terms of investing for the future, we do have that broad set of product capability that prevents us from ever having a single point of failure in the marketplace.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Great. Let’s go with a retail investor. Menno. Again, I didn’t apologize, but I will now if I don’t get your name perfectly right. Menno van Nieuwenhuizen. With the money from the going public merger with Genesis part, the plan is to acquire more companies, right? Are there already plans in progress? Does Redwire have a number of acquisition partners that they’re looking at? That’s, that’s, I’m assuming his question.

Peter Cannito, Chairman and CEO, Redwire: Yeah, yeah, I understand. So the so yeah, one of the extraordinary things about our proven past performance to date, and successfully executing the acquisitions, especially the fact that, as I pointed out earlier, the founders that were materially involved in, the businesses, when we acquired them have taken on critical roles in the go forward Redwire is we’ve created somewhat of this virtuous cycle through that network of founders. Founders talk to each other, founders have broad networks of other founders that they’ve been working with, throughout the years and, and that has created this virtuous cycle of introductions, people coming to us as well, seeing what we’re doing, seeing where we’re headed, seeing our unique culture, and wanting to be a part of that. So we intend to be highly acquisitive going forward with the SPAC proceeds. And we have a very robust pipeline of opportunities, I’ll point out that the vast majority of our opportunities to date have been sourced in a proprietary nature. And that, again, is part of that competitive advantage, the advantage of having this founders network that has developed through our success today.

Jonathan Baliff, President, CFO and Director, Genesis Park: : The next question comes from Ted Sohn from Platinum Milestone investors. Regarding the MOU with Sierra Space, does this mean that Redwire and Sierra work together to bid for commercial space stations development? What is the benefit for Redwire for this for this MOU?

Peter Cannito, Chairman and CEO, Redwire: Yeah, we don’t we don’t comment on any particular procurement strategy. But what I will say is that we work very closely with Sierra Space on a number of fronts. We are certainly aligned with a collective vision for working together into the future. We recognize that they have extraordinary past performance in space, particularly with their Dream Chaser capability, as well as other emerging capabilities that are in development. And they recognize that Redwire is the industry leader in on orbit manufacturing and payloads for future space commercialization. So that I think you’re going to see, really great things emerge from our two organizations working together.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Ted has a follow up, any plan to mass produce ZBLAN, or other valuable substances in space? Any possibilities to sell ZBLAN production or facility to other manufacturers? I mean, is there any way to make, in essence more money from this? What is the business development for actual space manufacturing, about these substances that will come back terrestrially?

Peter Cannito, Chairman and CEO, Redwire: Yeah, again, we’re not going to comment on the specifics of our strategy associated with any one production line. But again, we are one of the early movers in partnering and proving out the economics of the ZBLAN capability. So it is one of a number of different capabilities that we are looking at for future economic production in space. And that is really the critical takeaway is that we’re not only learning things as kind of a pioneer in space commercialization from a technical perspective, we are laser focused on the economics and how we can actually make it become a viable contributor to the terrestrial economy. And that’s an area that we have a lot of experience in and ZBLAN is an area where we put a lot of thought in. I don’t know, Andrew, if you want to add anything to that.

Andrew Rush, President and COO, Redwire: Yeah, I mean, just to just to table set a little bit there, we’ve actually manufactured ZBLAN in space, we’ve demonstrated that in 2017. And that’s one of many materials and processing techniques that we have investigated, and identified as having great economic potential at current at the current launch operation and return pricing, right, we’re not that when we’re evaluating these, these technologies, we’re not hoping for a dramatic reduction in launch costs, we’re not hoping for a dramatic increase in, you know, launch cadence, we try to be very disciplined and conservative about it look at and say, This is what exists now, and how, what can we realistically build on that? And we, you know, we’re really experts in developing both, you know, capabilities for space, as well as, you know, economic models for space.

But we seek, you know, partnerships and relationships with folks that, you know, have the underlying technology, have the underlying capability and leverage those relationships. So, you know, as you mentioned Pete, as Pete mentioned, you know, we don’t comment specifically on the specifics of go to market strategies, until we’re ready to do so. But we really do kind of evaluate each one on a case by case basis, and leverage partnerships and relationships as much as possible.

Jonathan Baliff, President, CFO and Director, Genesis Park: : So we have a number of questions from Myles Walton of UBS. I’m going to get to the first one and then do a follow up, and then Myles, we’ll try to get to the rest of yours. Curious if you can comment on what is driving the organic revenue growth, acceleration from the current quarter, which is 27%, to 85% in the out year, specifically, 2025. Law of large numbers would generally lead to a deceleration, but we at Redwire see an acceleration. I’m paraphrasing a little bit on his question just to help facilitate.

Peter Cannito, Chairman and CEO, Redwire: Bill you want to get in on the action here.

Bill Read, CFO, Redwire: Yeah, I can jump in here. And I think it really is driven by a lot of the factors that we mentioned in the presentation. We’re moving up the food chain. There are a lot of very, very large programs that are coming out today. And it’s that one plus one equals 3, 4, 5 or more scenario there now.

So as a One Redwire, with this broad base of capabilities, we’re able to go after these much larger and larger programs, and we’re still a relatively small player in the space marketplace. So, you know, growth for us, what might be 30, 40, 50% growth for us, is single digits for some of the larger players in the marketplace. So we can gain market share, we can garner larger, larger and larger positions on these major programs and accelerate our growth faster than the overall market is going to grow.

Jonathan Baliff, President, CFO and Director, Genesis Park: : One follow up from Myles, can you comment on the recurring revenue in the business model?

Bill Read, CFO, Redwire: As mentioned, we have a number of contiguous product lines, our sun sensors, our star trackers, the rollout solar arrays, and many of our deployable structures that are on platforms. And as those platforms expand and continue, we do have a certain amount of kind of repetitive, come back to the well type business. And obviously, we foster that and want to continue with it as we go. So it’s a combination for us of new programs and expanding with new technologies. And continuing with this baseline good foundational product that we have.

Peter Cannito, Chairman and CEO, Redwire Yep, I’ll add to that, that we’re very IP driven company. So because of that, most of the programs that we’re involved with, we’re involved with those programs because we have a specific IP. And that IP is what generates a lot of recurring revenue. Because as those programs advance, they need more and more and more of that kind of technology. We also have a number of multiyear programs as well, where our technology becomes so embedded in the program that that’s going to lead to really high probability follow ons as well. Andrew, you want to add anything else that?

Andrew Rush, President and COO, Redwire: Yeah, I mean, just to just to tag on to that, our products, if you think whether it be solar arrays or navigation components or cameras, they are they’re often very, very sticky, right? That they’re, they’re reliable, they’re trusted. And so, when a customer they buy one block of satellites, and they get one block of product from us, and then when they go to build the second block and the third block and the fourth block, they don’t take out an Adcole star tracker from it and replace it with somebody else’s. They come back to us. So that represents a significant amount of recurring revenue in our model. Good question.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Let’s take another retail individual Dennis Murray of moolah, moolah. Thank you for the presentation. Do you know when the stock merging date is?

Bill Read, CFO, Redwire: What we have signaled is that we expect to close the transaction in Q3. We’ve not gotten more specific than that.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Let’s take Mike Ciarmoli from Truist. How does your 2025 revenue forecast take into account failures of customers, not all startups will succeed, in addition to program cancellations and delays?

Peter Cannito, Chairman and CEO, Redwire: And it’s a good question. So the again, going back to that portfolio effect. We don’t have one particular technology that we are saying, hey, this technology is going to be so prolific that it’s going to be in and of itself, accounting for the entire $1.5 billion. So that gives us a lot of resiliency as a company. It allows us to pivot as the market pivots, as we articulated in the briefing, whether it’s a civil, national security, or commercial mission, or capability, Redwire has a role to play.

So that kind of agility and flexibility allows us to move the way the market moves. So if you have one, high profile failure, we’re able to easily adapt all of our multi-billion-dollar unfactored pipeline is factored to account for that in our projections, we know that we will have some bumps in the road. But we also know that we’ll have some surprises that were factored perhaps well lower than that, and that $1.5 billion forecast accounts for those different variables into the marketplace.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Let’s take Jake Hannigan from Sony. Do you think you’re reg ISS tech will help you win the NASA break the ice challenge, which seems very exciting project that Redwire could be involved with.

Peter Cannito, Chairman and CEO, Redwire: So I’m very happy that we got a question here for Mike Snyder, our CTO and specifically on the moon regolith printer, because that is a technology that I think is really exciting. So Mike, over to you.

Mike Snyder, CTO, Redwire: Definitely exciting. So, the regoloth print experiment on the ISS, you know, we’re looking at that more as a foundational element of producing things on lunar surface based upon customer demand that includes NASA as well as commercial customers like SpaceX. So really, we’re looking at as a manufacturing capability. I’m pretty sure we didn’t even put that into our break the ice challenge that some part of our innovative culture is we actually have employees that come up with projects and things they want to do. And we encourage that. So they are our entry there was, you know, employee driven. And we didn’t actually put in all of our top level strategy into that just so they can innovate as they want. So, but definitely, it’s complimentary to any lunar activity, including things that are excavating and throwing dust all over the place.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Great. We will take a question from Credit Suisse’s Scott Mikus—as you grow and scale, are there specific programs government, commercial or civil that you would call out as potential franchise opportunities either with others or internationally? I’m, again, I’m paraphrasing to be able to help Scott out a little bit here.

Pete Cannito, CEO, Redwire: Yeah, no, great question. You know, again, I go back to when space wins, red wire wins. So, the momentum of all the really large progress projects are ones that we’re lining up to get. And, again, we don’t comment specifically on any of our capture strategies. But if Al out there in California, we’d like to take a shot at this. Any thoughts that you would like to add?

Al Tadros, CGO, Redwire: Yeah, no, it’s a, it’s a great question. And, you know, we referenced some of the missions that we’re, you know, have a close eye on, of course, Artemis is a big venture, and it’s a global international venture. You know, there are a number of countries that have signed Artemis Accords, that gives you a sense of the global nature of it. And I think that, you know, Artemis is one example of where we will shine and already are, are shining. So I, again, we can’t comment on the specifics of opportunities, but anywhere where, you know, example, navigation, robotics, solar arrays, I mean, you could imagine that those are relevant to a number of programs, sun sensors, star trackers, and we’re very aware and engaged with, you know, government and commercial missions across the board. So I wouldn’t highlight any one as the long, you know, the leader, but just know that they’re all on our radar, and we’re engaged in a healthy pipeline across them. Thanks.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Yeah, Scott has a follow up. In commercial aerospace suppliers benefit from high barriers to entry to the rigorous process to certify parts with the FAA. Is there a regulatory barrier to entry aside from patents that protects your space products and can enable you to leverage revenue power? as a follow up—Is there any regulatory barrier to entry for parts or components used in space hardware? As a big picture question, how long does it typically get to get a part certified, if there is a certification process for use on space? This is a heritage question in many ways, too.

Pete Cannito, Chairman and CEO, Redwire: That was a lot to unpack. But I understand the spirit of the question, so I may, I apologize if we don’t hit all the details of the question. But yes, each program has very rigorous specifications that they require a supplier to me, in order to become a part of that program. And over time, you become a built into the program, I don’t want to comment that it’s regulatory in nature, per se, meaning there’s certain laws that require there are a number of emerging legislative trends towards a focus on a US based commercial supplier, which Redwire is, when dealing specifically with the National Security market that is a tailwind for us. So, you mentioned the IP that is that is a key portion of it.

But I will say globally, anybody that has worked in the space industry, for even a short period of time knows that flight heritage is the coin of the realm. And that’s why we focus so much on this heritage plus innovation. It’s not popular among our customers, in many cases, to be the first to demonstrate a capability on a very mission critical deployment. So having that flight heritage, understanding the space environment space is truly unique, you just can’t. I’ve been involved in the software industry early in my career, three people can kind of get into a garage and start writing code.

And over time that can be very effective and deployed pretty rapidly. Space isn’t like that. You have to know what you’re doing, you have to understand the harsh environment is space, you have to understand the qualification procedures that are required for the rigorous engineering and development that goes into making these kinds of solutions. So yes, there are an extraordinary number of barriers to entries that I think are even beyond what the aerospace community has in terms of being able to effectively deploys space capability. Andrew, you want to expand on any of that?

Andrew Rush, COO, Redwire: Yeah, yeah, I think there’s three big moats that that we that we have here. One, one is we as the questioner mentioned is the IP right, that is the mode. The second Pete is what you’re just talking about with his flight heritage, right? There’s an incredible bias toward flying Things that have flown before that have high technology readiness level, or like or are tied very closely with that. Which is why, you know, which is why we have such a long history with some of our products and, you know, demonstrations and operationalizing things like, you know, via programs like iROSA via programs Archinaut One are so important. And the third is actually are those mission requirements there are there are, you know, systems engineering bodies and manuals like SMAD that people use throughout civil commercial and national security, that you have to be conversant in and you have to deliver for and you know, are the customers are very, very demanding.

So that is the third barrier to entry both for the specific mission, as well as having that knowledge within us. You know, in terms of the time it takes, we actually pride ourselves a lot in reducing the time that it takes to qualify. And, you know, to qualify products, because at the end of the day, customers don’t want to pay for that, you know that non-recurring engineering they want to, they want to, they want to, they want to buy, they want to, you know, want to buy things on a commercial basis.

So leveraging our digital engineering techniques, being able to digitally qualify things. That’s, that’s where we’re, that’s where we’re driving, and providing some innovation, in addition to having, you know, in addition to having deep moats in those three areas that I just laid out.

Peter Cannito, Chairman and CEO, Redwire: Yeah, and I’ll add a fourth facilities and equipment. As Faith laid out in her slide, we have some really unique facilities, iROSA is obviously a three story high, high bay that’s capable of doing very sensitive space development work. So the fourth one that I would add to Andrews list is that unique capabilities such as clean rooms and testing thermal vac chambers in the light.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Great. I do want to give a retail investor a follow up we do have Ryan Cohen. We lead and lead off with he asked a question concerning biological 3d in the in the future and what you know, IP or technology we have how we think about it at Redwire. And I’m going to throw that out to the team.

Peter Cannito, Chairman and CEO, Redwire: Good question. Interesting question. We have IP in that domain, we are looking at that segment very hard. And we have a number of ongoing initiatives that we’re not at liberty to discuss at this point. But I think what I will say on why like the question is we’re very aware of the potential there. And have that in our roadmap is capability that we’re very interested in continuing to explore injured, or Mike, do you want to Mike, why don’t like why don’t you take this one?

Mike Snyder, CTO, Redwire: Yeah, so I won’t comment what kind of the ongoing internal stuff but I can comment that we’ve actually made our facility on ISS modular enough to upgrade to bio printing capabilities. In fact, we have tested bio printing capabilities on parabolic aircraft and it can do those materials and those substances now if the mood strikes us.

Peter Cannito, Chairman and CEO, Redwire: If our mood strikes us. We need a slide: our moods and what’s striking us.

Jonathan Baliff, President, CFO and Director, Genesis Park: : So we have a question from Colin Canfield of Citi group, discuss how launch providers influence your cost structure, the competitive risk of larger launch suppliers moving perhaps into 3d printing and resource in situ resource utilization.

Peter Cannito, Chairman and CEO, Redwire: Yeah, great question. Thank you for that we love launch providers have the more mass that they can launch cheaper, is just a huge tailwind for Redwire, obviously, we’re putting up a lot of space based infrastructure. And as the as I pointed out, the cost of lunch goes down. There’s a direct correlation to the demand for more space infrastructure. In terms of the launch providers or any buddy else getting into 3d printing on orbit or some of those in situ resource utilization.

This is not technology that was invented overnight. We have a long history of working with NASA. I believe we put our first in space manufacturing capability on the ISS in 2014. So we are not in the deep research and development phase or anybody in the lab right now who can produce you know who can produce a 3d printer that could extensively operate in microgravity, would be able to catch us catch up to us in a really short period of time, there’s just been a tremendous amount of investment that has gone into this from our customers, from our legacy organization Made in Space.

So I don’t have any, we’re not really looking over our shoulder, they would have to invest in a lot of money, it would basically be the equivalent of saying, right now, today, if Redwire had in our deep technical capability here, a aspirations to create a reusable rocket, right. So I would say that I’m as concerned about the launch companies getting into 3d printing on orbit as I am in, they should be concerned that Redwire is going to get into reasonable rockets. And that’s the way I would kind of characterize it now. Andrew, you want to add anything to that?

Andrew Rush, President and COO, Redwire: Yeah, yeah. I mean, we’re just as a as a participant in professional in the space sector, it’s really exciting to see more launch providers come online. And as launch cadences go up, we’re, we’re, we more often than not have hardware going up. And we’re and so there’s really a synergy, you know, between us and launch providers. And that’s a great synergy, who really are proud of the relationships that we have with folks at these different providers. And it also is exciting as folks that have been very thoughtful about additive 3d printing and what it can mean how that it’s transformational potential to see folks at SpaceX see folks that relativity and other companies apply additive manufacturing techniques to, to simplify their designs, lower the costs of production, and ultimately, lower cost of delivering things on orbit. Biggest is really more volume going to space, just as you said at lower costs, let us do more, and let us deliver more for our customers.

And that’s it’s just a really, it’s just a really exciting time overall. And we’ll all be working together to, you know, commercialize Leo, and enable, you know, sustainable Lunar Exploration and Operations and beyond.

Peter Cannito, Chairman and CEO, Redwire: By the way, if Elon Musk is on the line, that was not a challenge. Maybe who knows reusable rockets could be but I’m sure he isn’t shaking in his boots anything soon.

Jonathan Baliff, President, CFO and Director, Genesis Park: : Miles Walton will give you a shout out for another question from UBS. You acquired seven companies in just over the last year, what is the pipeline for new deals and what is the strategy on financing these deals going forward?

Peter Cannito, Chairman and CEO, Redwire: So we’re not going to comment, obviously, on any particular opportunity in the pipeline, but other than to say that we do have a number of opportunities that we are currently looking at. We were on a great and rapid trajectory associated with mergers and acquisitions. Today, we decided that it was good to take a strategic pause in order to execute this SPAC and specifically to put dry powder on the balance sheet so that we can continue our proven track record of M&A.

So we do have a very robust pipeline, we didn’t stop talking to people that we were talking to six months ago, we’re really well connected as part of this founders network that I was talking about. I think we have a lot of great, you know, when I walk in the first couple of acquisitions that we did at Redwire, when I would walk in the door with our partners at AE, who have a tremendous reputation, and that was a tailwind for us. But largely, they were kind of like who are you? Why should we talk to you? Now that’s we don’t have to overcome that hurdle. They know who Redwire is.

I can bring people like Andrew and Mike or Stan Kennedy and Moreno Brian, the founders of Oakman, or any of the other founders in the door with us. And they can articulate what a benefit of being a part of Redwire and the scale that we bring has been to helping them achieve the things they wanted to achieve as a small business by what we call joining the cause and becoming a part of Redwire. So we have a real tailwind and I believe a strategic differentiator when it comes to mergers and acquisitions. And in our S-4, you can see that we list our use of proceeds as continuing to do mergers and acquisitions. So, we’ll be financing that M&A with the cash on the balance sheet. And, of course, being a public company, I think is a tailwind for us because it provides a liquid currency for us to offer prospective sellers as well.

Jonathan Baliff, President, CFO and Director, Genesis Park: : We actually have two retail investors that have virtually asked the same question. So, Luke Short and Da R you both have questions roughly similar, has COVID drastically changed Redwire’s business and speak a little bit to the global chip shortage if its impacts Redwire or any supply chain issues.

Peter Cannito, Chairman and CEO, Redwire: COVID has changed life as we know it, on the planet, and Redwire certainly was not immune to that. However, we are extraordinarily proud of the fact that we were able to continue our operations effectively continue to execute our strategy. It’s truly a testament to the resiliency of our employees, their dedication, their commitment, their responsible response to the pandemic, so, so yes, we were impacted by COVID. Like I believe every organization was, but we will, we will we were able to work through it and continue to grow effectively during that time period. Was there was there a second part to that question? Oh, the supply chain, you know, again, supply chain is something we keep an eye on. We are not a mass chip buyer, because we do small volumes in space than you would say what a very highly visible automotive industry and what they’re going through with chip, or certainly cell phones or anything like that, we tend to do lower volumes. So although we have an eye on the supply chain and we’re working through, like we always are with any long lead items, I wouldn’t say that it’s a material headwind for us at this point in time.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp: Great. Just a reminder to those on the call. Please ask your questions, especially people who have not asked a question yet through the website. And we will do our best to get to those questions. So I’m going to do a repeat now from Greg Konrad at Jefferies. A lot of capital is invested in space, which is fueling the potential growth. But how does Redwire view this as changing the competitive environment? How does new space companies or new space as a growth driver, compare to new space as an emerging competitor?

Peter Cannito, Chairman and CEO, Redwire: Okay, we like to say when space wins, Redwire wins. We also like to say that space is a team sport. And this is a nascent industry in comparison to other industries that have been around for a really long time. Capital as capital flows into the space industry, we see that as actually growing potential market share for revenue.

So we’re excited about capital flows that come into the industry, because, in many cases, that capital is flowing to Redwire as part of us providing a critical piece of space infrastructure to enable a new business model. So I talked about that I put up the space commercialization slide and I talked about how the reductions in launch costs are enabling business models that heretofore had been impossible, as money flows in many of those business models are more focused on say, selling data, for instance, than they are or having a certain payload proprietary payload than they are on the infrastructure of space. So that’s green fields for us. Every time I see a new space, a solution get funding, that is going to require the deployment of space infrastructure, we get excited about that. However, you know, I mean, we’re not oblivious to the fact that as investment comes into the industry that’ll they’ll be investing in competitive capabilities.

But right now, the demand far outstrips the supply, so we don’t see that as a threat and in all industries that are new, we actually see that that is a healthy indicator, right? If nobody as I’ve always said when he’s competing with you, you may not be focused on the right market, because somebody at least should see the opportunity as well and try to put together a competitive organization. So, you know, I’ll just wrap it up by saying capital coming into space is healthy for the industry and it’s healthy for us.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Great. We will take a another question from Mike Ciarmoli from Truist. How fast does the commercial revenue side of your business grow? It’s only 12% of revenues today, but all your startup customers have material hockey sticks growth modeled out through 2025. What is government’s civil and commercial mix five years from now? And are the margins better for commercial? I think what it means is compared to civil and government.

Peter Cannito, Chairman and CEO, Redwire: Yeah, that’s an excellent question. Again, we had some statistics, and I’ll turn over the Bill here in a second that we shared. But again, I want to underscore our flexibility and agility. We work across civil national security and commercial advances in any one of those as a tailwind for us. Any challenges associated from with any of those, we’re able to pivot to another industry. We do see commercial as being the fastest growing segment in the space industry. And I think this question dovetails really nicely with the previous one about the inflow of capital. So we believe that commercial will be a growing, a faster growing part of our business based on the current economic landscape out there. And so that it’ll be a growing and profitable portion of our future market share.

Bill Read, CFO, Redwire: Yeah, I think that’s right, Pete. In our projections, we have all of our segments growing, whether it’s civil, defense, or commercial. We’re projecting in ‘25 to be roughly about 20% civil, 40% defense, and 40% commercial. As far as profitability, I don’t think profitability really skewed that much based upon the nature of the customer, it’s more based upon the nature of the program and how we’re contracting that program. If it’s it was more of a development program where there’s risk and it’s more of kind of that that cost plus fixed fee type scenario then those are going to be lower margin, but less risk. On the flip side, if you have repetitive manufacturing, you’re doing the same thing again and again, we have a low degree of risk, we have a high degree of confidence in the product. We’re going to we’re going to contract that is a firm fixed price product, we’re going to have a lot of intellectual property in that; we’re going to get strong origins out of it going forward.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Next question comes from Nacho Cordoba of Cordoba Capital. Good morning, the Redwire companies are fully owned by Redwire or is the ownership only a percentage of the company. Is Made In Space fully owned by Redwire as an example? So, it’s a question about ownership of the entities.

Peter Cannito, Chairman and CEO, Redwire: Sure. Yes, all acquisitions that we have made today are 100% owned by Redwire. Some of the founders have, obviously participating in the in the go forward, a Redwire, but that’s in Redwire, equity. There is no such thing in our lexicon as the Redwire companies. You saw a logo on one of our slides about one Redwire. We have tremendous amount of experience as a management team on integrating companies. Again, that’s why I foot stomped during the introductions, the tremendous amount of M&A experience on the team and what we view that as a competitive advantage. So we’re actively and actually ahead of schedule in terms of our integration strategy. These companies have come together as a single Redwire and that’s how we go to market. We do sometimes use the brands that we all own on a product-level basis because of the heritage associated so nobody ever gets fired for buying Adcole sun sensors because of the space heritage there. So we will refer to them as the Adcole sun sensors or the Adcole star trackers. But the entity itself is a fully integrated one Redwire and that’s how we go to market. So of course we evolve.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Great. We’ll take a follow up question from Scott Mikus of Credit Suisse. When evaluating M&A opportunities, what are the criteria that you use? Are you seeking high growth, pre-revenue type companies or more mature companies that are already cashflow positive?

Peter Cannito, Chairman and CEO, Redwire: Yeah, great question. We love to focus on cashflow positive companies. There’s two companies that we look for. We look for small businesses that are dominating a specific technology niche, but have a tremendous amount of flight heritage and they just haven’t scaled, whether it was a lack of capital or a lack of sophistication or lack of desire, whatever. But now, many of them typically will have the tiger by the tail with a new procurement, they’re seeing a large influx of demand and they see the benefit of being part of a larger platform in order to execute their larger vision for the capability that they basically spent their time building as part of their companies. That’s one type. Those companies are obviously revenue generating companies. Our expectation is that they all be cashflow, and EBITDA positive.

But we do invest in disruptive companies. We look for those companies that have crossed the valley of death, so to speak, and have demonstrated that they are very close to or are at cashflow positive positions and that they have gained market acceptance and could be if they’re not already within cashflow positive within a 12-month time horizon. And that’s typically where we spend most of our time looking at from acquisition perspective. That’s not to say that if there, if we encountered a truly disruptive capability from a small business that was not cashflow positive, particularly if it aligned to one of our strategic focus areas that we wouldn’t take a look at it. But our performance today has been focusing on cash flow positive businesses and our intent is to continue to do so in the future.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Let’s start pick up another retail investor who has an outstanding question Da R is asking, what are you doing to reduce waste and operate mission free? This is in essence an ESG question of which by the way, I’ll give you credit. You’re the only one who asked ESG questions. Yes. But anyway, that’s for you Pete and the rest of the team to answer.

Peter Cannito, Chairman and CEO, Redwire: Yeah, we’re talking about like space debris and just operating in general.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: He’s saying reduce waste and operation mission free. And I’m assuming that’s in the universe.

Peter Cannito, Chairman and CEO, Redwire: Okay. Yeah universally. Yeah, cause we think galactically universally. So that’s an excellent question. So as you can see that we put sustainability into our mission statement reliably, economically, and sustainable space infrastructure. We, as a management team, are very passionate about the environmental impacts associated with things like space debris, but also our production facilities as well. And our employees expect that from us, because they’re very passionate about it as well.

Actually, many of our capabilities that we develop, such as the robot arm and a number of other deorbiting capabilities that we have as part of our product line, are actually focused on the cleanup of space debris. So that is important to us. And in addition to being a good thing for the solar system, and specifically, here on Earth from an environmental perspective, it’s also a growth area from a financial perspective in terms of it’s a big problem that needs to that needs innovative solutions to solve. So we’re looking at it from that perspective as well, which is nice. When, when that aligns up with doing the right thing. So, Andrew, anything you want to add to that?

Andrew Rush, President and COO, Redwire: Yeah, I think you’re absolutely right to highlight the products and services that you really were talking about. We’ve also developed, we’ve developed turnover like deorbiting devices for satellites in low Earth orbits. Additionally, in a more Earth based way, we are active in our communities from environmental sustainability perspective. Just recently, as an example, we’ve done a river cleanup here in Jacksonville, Florida. We’ve had some similar activities in the in the in the Colorado area as well.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Great not to be self serving, but we have a retail investor, Lon Jones, and actually, some institutional investors have asked the same question, so I’m going to combine it. Can you speak to how Genesis Park chose Redwire as our partner? I will answer that question if that’s okay with you.

Peter Cannito, Chairman and CEO, Redwire: Over to you Jonathan.

Jonathan Baliff, President and CFO, Genesis Park Acquisition Corp.: Thank you very much. So, you know, look, we’re very humble as Genesis Park to partner with Redwire. I will say this one we were one of the first SPACs to go public as an aerospace back we did it when it wasn’t that cool and we had a number of other competitors also go public because we think the space is exciting, whether it be aerospace or space.

That being said, when we saw all the things out there and not to say anything about eVTOLs or where aviation is right now, but when we saw Redwire, it really hit us that one many of us have had multiple decades, I’m joined by CEO of Delta, CEO of US Air, CEO of Frontier, myself as a CEO and CFO, and then my partner, Paul Hobby, who’s been a CEO. And so for us Redwire really came down to the team and the management team that had this very unique combination of entrepreneurial plus knowing what a great public platform should look like in the aerospace and space domain. I think second is the market, the TAM here is humongous. And, you know, if you’ve been in aerospace even a few years you have the scars of an up and down market. And so for space to have wind at its back, which we definitely did a lot of due diligence on, especially on the national defense side, really gives this company a real launching platform, pardon the pun.

And I think the last thing I would say is that, you know, for us, seeing the financial profile this company already have revenue, already had cash flow, already have a lot of the controls inside of it to be a great public company. It sounds very ministerial. But, you know, we’ve seen companies in aerospace get tripped up, but this company has got what it takes to be a public company and we’re super excited to both be significant investors, both individually, and then as an investor with Genesis Park, and we brought a lot of our friends with us who are super excited to not only be a part of it today, but also invest continually in the future to give this company the capital it needs. So very excited. Thank you for your question.

Peter Cannito, Chairman and CEO, Redwire: Yeah, I’d like to expand on that a little bit, Jonathan. We looked at a lot of different SPACs out there. And it was very important to us, and our largest shareholder, AE Industrial, that we partner with somebody who understands our industry. We’re a long term focused company. Many people talk about SPACs, SPACs in some corners of the market have become synonymous with speculation. And that’s just not the case. It doesn’t have to be it’s just as many of you know better than us, it’s an efficient way for a company to go public.

So when we went through this process, it was very important to us that Genesis Park had the appropriate background, that they understood our industry and that they could contribute as part of the go forward. It’s in the S-4, Jonathan will be part of our go forward board. He’s been just instrumental in helping coach us through this process. So it’s, it’s really about, from my perspective, how they should be done. And it’s been a great partnership.

I’m also before we jump back into the questions, I wanted to go back to that ESG. One, and I didn’t want Faith to get off the hook here without having to participate in the question and answer session. So Faith, if you’re still out there in Maryland, if you don’t mind giving some of your thoughts. I know you’re leading our efforts right now in implementing an ESG policy for the company. Faith over to you.

Faith Horowitz, CAO, Redwire: Yes, I did just want to add in that it was a good question. And as Pete and Andrew demonstrated, so clearly, Redwire is very passionate and committed to environmental issues. The program is currently being developed, and one of our first steps is really identifying what our current footprint is, and then identifying the metrics we need to track to show progress in reducing our footprint. But some of the early steps that we have taken is we’ve combined some offices that are geographically close to each other, which has reduced our energy use and thus, reduced our emissions as well. And then we also just recently initiated a remote work program, which reduces commuters on the road and thus reduces emissions as well. And at present, we have about 60 employees that have submitted requests to participate in this program. So that is also going to have an impact on reducing emissions. So some early steps, but you know, just demonstrating our commitment to our environmental support.

Peter Cannito, Chairman and CEO, Redwire: Excellent. Thanks Faith.

Jonathan Baliff, President, CFO and Director, Genesis Park: Looking at the question queue list, we have roughly three more questions left. And because a number of the questions have already been answered that were in the queue, from other, previous, retail or institutional. We have a question from Jefferies: How do you view your competitive positioning in the satellite value chain? How do your modular products enable a more efficient constellation?

Peter Cannito, Chairman and CEO, Redwire: Yeah, so we’re all in on digital engineering. I love this question because it gives us an opportunity to compare our approach. We believe that digital engineering which has proven to be highly effective in other industrial approaches, in terms of cost savings and better performance is a big part, and we’ve invested heavily in our digital engineering software solutions, which has the capability to model everything from single components through a full satellite up to entire constellations. That kind of pre work before you actually start bending metal is really important to cost reduction. And Andrew actually had a slide on that in the brief. So I’m going to turn it over to him to talk a little bit about some of that focus.

Andrew Rush, President and COO, Redwire: Yeah, the approach with digital engineering of doing during the design and validation in a modeling simulation environment really lets us tailor our solutions in a cost-effective way, in a quick way for, for a customer, for constellation providers. And that’s really attractive to many constellation developers, but also more broadly, when we think about constellations, and we think about our product lines, every satellite needs power, every satellite needs navigation, every satellite needs comms, needs some sort of comm or antenna, those are all things that we add Redwire provide.

And the way that we’ve approached those product lines is to develop product lines that can be, that are modular and extensible and adaptable, with low, you know, in a very low cost way. Extending that a little bit further thinking about is, you know, these larger constellations, it’s really great to have a partner in Aero Equity Industrial Partners that has a lot of high rate, low cost production chops, and to be able to leverage that expertise, when we start contemplating, producing not 10 solar arrays, not 10 shipsets of solar arrays, but thousands of ship sets.

Peter Cannito, Chairman and CEO, Redwire: Absolutely.

Jonathan Baliff, President, CFO and Director, Genesis Park: Next question from Micah Stewart. I’d like to know how or if Redwire is planning or thinking about future mega infrastructure projects, like a space elevator or a Dyson Sphere?

Peter Cannito, Chairman and CEO, Redwire: I love those kind of questions. By the way. I know, Mike Snyder is going to leap across the table to jump into this. So I’ll be brief. And just saying, although I will not comment specifically on any one of our things in the science lab, the Mad Science Lab that we’re working on in terms of future capability. I think what that question makes me think about is just how important it is in space manufacturing is to building large structures in space, it doesn’t matter what it is, whether it’s a space elevator, a Lunar base, a cislunar capability or even in our own Earth orbit. Really large structures in space, require Redwire’s IP and technology. And therefore, we’re excited about any feasible project that could leverage that, that capability. It’s a tailwind for us. Mike, do you want to comment on any of that specifically? Sure, sure.

Michael Snyder, CTO, Redwire: Sure, sure. So it’s actually part of our philosophy is kind of think long term and then work backwards and then see what we can do near term. So the Dyson sphere is a great example of how to utilize in situ resources and in space manufacturing, assembly, and that long term. And some of our, you know, current project flows are influenced by that capability. And the space elevators are cool too. The efficacy of one on earth yet, hasn’t been proven, but they’re kind of cool. If you look at the Martian and Pluto system, how they could work there. And obviously, we’d support that long term, if anybody wants us to build it for them.

Peter Cannito, Chairman and CEO, Redwire :Another example of how if space capital works its way in for a space elevator manufacturing company, we would absolutely be there and ready to benefit from that influx of revenue.

Jonathan Baliff, President, CFO and Director, Genesis Park: Not to get too practical here with a follow up question for one of our retail investors Menno. Why did Redwire choose or the rationale for going public with such a relatively lower valuation compared to other companies at a higher valuation? So that’s, that’s the general question.

Peter Cannito, Chairman and CEO, Redwire: Yeah, that’s a great question. We have a lot of information about this actually, in our PIPE presentation. But we believe that our valuation is very fair. We wanted to come out at a valuation that would position us for the long term. Like I said, we’re long term focused. We want our shareholders to be rewarded for sticking with us as we move through our strategic plan. So when we took a look at the market, we tried to target a valuation that we felt would meet our capital needs in the near term, while still being fair and providing some upside for the shareholders long term without us having to kind of look over our shoulder. So I think I don’t worry about the relative so much as I worry about the needs we have from a capital perspective, and just putting a fair market value out there from which to attract capital to go and execute our plan. And that’s really how we thought about it.

Jonathan Baliff, President, CFO and Director, Genesis Park: As Genesis Park given that, you know, we were part of that we think exactly the way Pete does, but we also think tremendous upside here. As you see the company performing this quarter. And as the years have been combined, so we, we believe in exactly what Pete said. But we also believe, absolute tremendous upside as we go forward. All right, last two questions. Scott Mikus has a follow on from Credit Suisse. Looking at your current backlog, can you provide the mix of cost plus, and fixed price contracts? How do you think about, how do you expect that mix to change? As you go forward?

Peter Cannito, Chairman and CEO, Redwire: Bill, that question has your name all over it.

Bill Read, CFO, Redwire: Yeah. And we, you know, we don’t typically kind of break down our numbers that way in a great deal of detail. We do have a mix of both of all three, firm fixed price, time and material, and cost plus. As I mentioned earlier, truly driven by where we are in the product phase there and where a customer is in the definition of their scope of work. To the extent that we are comfortable with the risk associated with the technology associated, we like to go firm fixed price whenever we can, we believe that there are opportunities to grow our margins there. But at the same time, we are well situated to operate in all three environments, we have all the systems and processes in place to operate in all three of those environments, we think it’s healthy to have a mix across those as we grow the business. And I think as we move more towards more commercial and as we grow our various product lines, I think we will have more opportunities to be even higher capabilities of firm fixed price and, you know, kind of repetitive, customizable COTS type offerings in future years.

Jonathan Baliff, President, CFO and Director, Genesis Park: Great. So we began with the retail investor and we’re going to finish up with a retail investor who gets the Dion Waiters Heat Check, the most for the least. Da R has two questions. He does preface it with a stupid question. But there are no stupid questions, Da R. Our first one is and I’ll combine the two questions he has, could you 3D print Bitcoin miners in space, run them since there is an unlimited amount of landscape energy sun cold up there to be able to do that? And can AI be involved? You asked for it, you got it.

Peter Cannito, Chairman and CEO, Redwire: This is a great opportunity to highlight that if you go to www.Redwirespace.com and want to submit your resume, we are always open to attracting out of the box and innovative thinkers. So yeah, that’s an interesting question. I’ll let Mike comment on the feasibility of the specifics. But I will tell you this. I actually love this question. Because power is really an extraordinary capability in space that we are just starting to really understand the feasibility of what we can do as we create these larger, but in great form factor deployable solar arrays, such as the iROSA, and so we have a lot of people coming to us and saying, “Well, okay, what, what new things could we not do previously that we can unlock now, because of this, this rollout solar array capability? And that’s really exciting.

It’s also we’re very focused on compute power at the edge. We haven’t talked a lot about it, but we have a number of initiatives underway internally that are looking at compute power on the edge. So when you combine and you think about the evolution of terrestrial infrastructure, which is how we think about the go forward with space infrastructure, going back to my space commercialization slide, where we talked about the analogies there, we think the combination of highly efficient deployable power structures on some of them built using a 3d manufacturing being really large structures in space combined. That feeds additional compute power that can do really extraordinary things like Bitcoin mining in space. I guess we don’t we don’t even have to go to an asteroid mine to mine platinum, we can just go to the moon and set up Bitcoin servers, but that’s my thoughts on it. Our Bitcoin I will now turn it over to our cryptocurrency expert, Michael Snyder.

Michael Snyder, Chief Technology Officer, Redwire: Yeah, so I didn’t actually breach the topic of space-based power, but this is a good opportunity to. So obviously, you have that tremendous resource available from the sun offputs and I should have mentioned this with the Dyson Sphere question. But you know, our systems, you know, we can leverage those capabilities in the future to build those types of power generation capabilities that then beam power back to Earth, you know, paradise regained, we can, you know, get off fossil fuels and all is well.

But in terms of this, you know, that von Neumann machine I was talking about before, that would be an example of this, where you just send commands where it self-replicates, and makes the same thing over and over and over again, and you can mine literally, you know, in a literal sense physically or in a digital sense, it wouldn’t really matter, because the computer is not, the digital assets doesn’t understand, you know, one from the other, it would just be programmed to do what it’s told. So yeah, it’s a great example of using in situ resources and space-based power to leverage that current demand for Bitcoin.

Peter Cannito, Chairman and CEO, Redwire: And I just want to highlight that here at Redwire, we are cryptocurrency agnostic. So Bitcoin, Dogecoin, doesn’t matter. If there’s a solution out there, and somebody needs space infrastructure in order to set that up. We’d be happy to work with them.

Jonathan Baliff, President, CFO and Director, Genesis Park: We have actually gone about 10 minutes longer for the Q&A than we originally advertised. So we have no other questions, Pete. So I’ll hand it over to you.

Peter Cannito, Chairman and CEO, Redwire: Yeah. I think I just want to appreciate or thank everybody for attending today. Hopefully, it was informative. We’re very excited about the trajectory that we’re on. And I thought that the questions were particularly insightful, so thank you for participating in that way. That’s a wrap.

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Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a preliminary proxy statement / prospectus on July 6, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus, when it becomes available, will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination. Shareholders are also able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement / prospectus for the transaction and will be set forth in the definitive proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the preliminary proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC and will be set forth in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. intends to file with the SEC.

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